SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2022 to December 31, 2022)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	February 2020	A+	NICE Information Service Co., Ltd. (AAA ~ D)
June 2020
May 2021
February 2022
June 2022
	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2020
March 2021
August 2021
February 2022
June 2022
August 2022
January 2023
	February 2020	A+	Korea Ratings Corporation (AAA ~ D)
May 2020
April 2021
September 2021
June 2022

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	January 2023	A2+	Korea Investors Service, Inc. (A1 ~ D)
	January 2023	A2+	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level.
	A2	Strong capacity for timely repayment, though slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is acknowledged, though it may be influenced by short-term changes in external factors.
	B	Capacity for timely repayment is uncertain, displaying a high degree of speculative characteristics.
	C	Capacity for timely repayment is questionable and there is a high risk of default.
	D	Insolvency.

ø A ‘+’ or ‘-’ modifier may be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2022)

There were no changes to our issued capital stock during the reporting period ended December 31, 2022.

(2)	Convertible bonds (as of December 31, 2022)

We have no outstanding convertible bonds as of December 31, 2022.

D.	Voting rights (as of December 31, 2022)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2022(1)	2021	2020
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(2)		(3,071,565)	1,186,182	(94,853)
Earnings (loss) per share (Won)(3)		(8,584)	3,315	(265)
Total cash dividend amount for the period (million Won)		—	232,580	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(4)		—	19.61	—
Cash dividend yield (%)(5)	Common shares	—	2.82	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	650	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)

The financial information for 2022 is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 21, 2023. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(2)	Based on profit for the year attributable to the owners of the controlling company.
(3)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(4)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(5)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(2)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	1	0.94	0.90

(1)	Pursuant to the approval at the 37th annual general meeting of shareholders, we distributed cash dividends for the fiscal year 2021.
(2)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (no dividends were paid with respect to fiscal years 2018, 2019 and 2020).

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were most recently amended as of March 23, 2022 at the 37th annual general meeting of shareholders.

Articles Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 26%, 43% and 31% of our total sales, respectively, in 2022. Our customers primarily consist of global set makers, and our top ten customers comprised 86% of our total sales revenue in 2022. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in 2022. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our production capacity is approximately 8.8 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion in 2022. We expect our capital expenditure in 2023 will be lower than the amount in 2022 as we strive to secure financial stability.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 9% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

(Unit: In billions of Won)

	2022	2021	2020
Sales Revenue	26,152	29,878	24,262
Gross Profit	1,124	5,305	2,635
Operating Profit (loss)	(2,085)	2,231	(36)
Total Assets	35,686	38,155	35,066
Total Liabilities	24,367	23,392	22,335

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Despite an increased risk of reduced confidence of investors and decreased consumption of display products due to the gradual transition towards living with COVID-19 and increasing uncertainty in the global macroenvironment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs.

•

In the market for television display panels, new market opportunities are expected to arise from the expansion of viewable content (including via over-the-top services) and more diversified uses of television (such as enjoying games and music).

•

In the market for traditional IT products such as laptops and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase due to sustained lifestyle changes, including partially remote work arrangements and education methods, as well as the continually expanding demand for digital content production and consumption.

•

The market for products using plastic OLED products that offer superior performance through design flexibility, low-power consumption and high resolution is growing due to increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure.

(2)	Growth Potential

•

We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX” and “Cinematic Sound” OLED display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. We are also striving to create new markets by commercializing automotive sound solutions and preparing for the development of augmented virtuality and virtual reality markets. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2022	2021	2020
Panels for Televisions(1)(2)	23.6%	21.7%	21.6%
Panels for IT Products(1)	18.8%	19.0%	21.2%
Total(1)	20.2%	19.9%	21.4%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2022 are based on OMDIA’s estimates, as actual results for 2022 Q4 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2022
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue(1)	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	6,975	26.5%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	11,198	42.5%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	8,192	31.0%

Total					26,365	100.0%

(1)	Sales revenues exclude forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2022 increased by approximately 5% compared to the third quarter of 2022 due to increases in the proportions of plastic OLED smartphone products and wearable devices. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	2,499	19.1%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		2,115	16.1%	LG Chem, etc.
		BLU		1,524	11.6%	Heesung Electronics LTD., etc.
		Glass		688	5.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		1,645	12.5%	LX Semicon, etc.
		Others		4,640	35.4%	—

Total				13,112	100.0%

-	Period: January 1, 2022 ~ December 31, 2022.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 5% in 2022 compared to 2021. The market price of electrolytic galvanized iron increased in the first half of 2022 due to tight supply and increased demand for raw materials (iron ore, cokes, etc.), but it subsequently decreased in the second half of 2022 due to reduced demand in the home electronics market and increased inventory.

•

The average price of polymethyl methacrylate decreased by approximately 2% in 2022 compared to 2021. Increased inventories as well as reduced demand resulting from an economic downturn has led to a decrease in the market price of polymethyl methacrylate.

•	The average price of copper, the main raw material for PCB components, decreased by 5.6% in 2022 compared to 2021 due to a stagnant global economy as well as reduced demand.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2022(1)	2021(1)	2020(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	8,794	9,230	8,589

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2022(1)	2021(1)	2020(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	6,390	8,124	6,815

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2022	Actual working hours in 2022	Average utilization ratio
Gumi	7,644(1) (24 hours x 318.5 days)	7,344(1) (24 hours x 306 days)	96.1%
Paju	8,746(1) (24 hours x 364.4 days)	8,438(1) (24 hours x 351.6 days)	96.5%
Guangzhou	8,760(1) (24 hours x 365 days)	8,100(1) (24 hours x 337.5 days)	92.5%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2022, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion. In 2023, we expect to reduce our capital expenditures in order to secure financial stability.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2022(2)	2021	2020
Display	Products	Display panel	Overseas(1)	25,651	29,204	23,312
			Korea(1)	668	621	905
			Total	26,319	29,825	24,217
	Royalty	LCD, OLED technology patent	Overseas(1)	12	14	14
			Korea(1)	0	0	0
			Total	12	14	14
	Others	Raw materials, components, etc.	Overseas(1)	23	27	24
			Korea(1)	10	12	7
			Total	34	39	30
	Total		Overseas(1)	25,687	29,246	23,350
			Korea(1)	678	633	912

			Total	26,365	29,878	24,262

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of December 31, 2022, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.8%
	Headquarters	4.2%
Overseas sales portion (overseas sales / total sales)		97.4%
Korea	Overseas subsidiaries	15.0%
	Headquarters	85.0%
Korea sales portion (Korea sales / total sales)		2.6%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are expanding the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to a wide range of products including smartphones, smart watches, commercial products (including interactive whiteboards and video wall displays among others), industrial products (including aviation and medical equipment, among others) and automotive display products, we have continued to build a strong and diversified business portfolio and expanded our global customer base by leveraging the strength of our differentiated products that apply plastic OLED, Tandem n, IPS, in-TOUCH, Super Narrow bezel and other technologies to enable higher resolution and higher reliability.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2022 and 2021. Our sales revenue derived from our top ten customers comprised 86% of our total sales revenue in each of 2022 and 2021.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of December 31, 2022, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

During the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. As of the end of the reporting period, there were no derivative contracts to which we applied cash flow hedge accounting. The amount transferred from other components of equity to profit or loss (product revenue) during the reporting period due to the realization of the anticipated export transaction was ~~W~~212,956 million.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,430 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

•	We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~121 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,730 million (equivalent to Won 2,192.4 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~470 billion in interest rate swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~7 billion with respect to our interest rate derivative instruments held during the reporting period.

•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. In particular, in the case of London Interbank Offered Rate (“LIBOR”), with the exception of overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR rates, all rates have been ceased as of December 31, 2021. The aforementioned five USD LIBOR rates will also cease to exist as of June 30, 2023. While none of our financial instruments currently outstanding are tied to LIBOR rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). In addition, while Korea Overnight Financing Repo Rate (“KOFR”) was selected as the benchmark reference rate for domestic certificate of deposit interest rates as part of the benchmark reference rate reform, we are not planning to adopt KOFR, as certificate of deposit interest rates are not scheduled to be ceased. Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. We are also exposed to the risk of monitoring the market trend on alternative benchmark reference rates and establishing a risk management strategy accordingly. In order to manage such risks in relation to benchmark reference rate reform, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 27 of the notes to our consolidated annual financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2022	2021	2020
R&D Expenditures (prior to deducting governmental subsidies)		2,431,590	2,127,705	1,740,083
Governmental Subsidies		(1,008)	(941)	(1,524)
Net R&D-Related Expenditures		2,430,582	2,126,764	1,738,559
Accounting Treatment(1)	R&D Expenses	1,927,828	1,813,876	1,454,072
	Development Cost (Intangible Assets)	502,754	312,888	284,487

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.3%	7.1%	7.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

10.	Intellectual Property

As of December 31, 2022, our cumulative patent portfolio (including patents that have already expired) included 25,468 patents in Korea and 32,469 patents in other countries. In 2022, we registered 2,372 patents in Korea and 2,164 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our 2021 domestic emissions and energy usage to the Korean government in March 2022 after it was certified by EQA, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2021	2020	2019
Greenhouse gases	4,784	4,748	5,885
Energy	60,927	56,668	62,776

Note: Our greenhouse gas emission and energy usage in 2021 was determined upon assessment by the Ministry of Environment, and our greenhouse gas emission and energy usage in 2022 will be updated after the Korean government’s verification and confirmation process.

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

Since we were designated as a target company for the greenhouse gas emission trading system in 2015, we receive greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2014 to 2030 by 40% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 90%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2021, we reduced our carbon dioxide greenhouse gas emission levels by 1.71 million tons, and our carbon dioxide greenhouse gas emission level in 2021 was 4.78 million tons, which was 2.95 million tons, or 38%, less than our carbon dioxide greenhouse gas emission levels in 2014 (7.73 million tons).

As our medium- to long-term goal, we are developing and integrating high-efficiency greenhouse gas emission reduction technology (above 95% reduction efficiency level) into our manufacturing process. We are also seeking to develop low-carbon and environment-friendly alternative gas. Moreover, we will continue to accelerate our transition to recyclable energy and develop low-electricity/environment-friendly products.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing, Guangzhou, and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2021. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

Moreover, in line with the global trend for environmental, social, and governance (“ESG”) management, we earned Gold rating (which recognizes top 5% companies) in the ESG assessment conducted by global research center EcoVadis. We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency. In 2022, we became the first company in the industry to receive the SGS Eco Mark accreditation for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD, in recognition for the reduction of their power consumption by a maximum of 39% by increasing luminous efficiency of their organic elements, improving their liquid crystal transmittance rate, and minimizing hazardous substances. We also obtained the SGS performance accreditation for our IT display products applying antibacterial films.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on April 17, 2020 —Article 13-1 of the Chemical Control Act	Warning	—Strengthened safety management standards and training
May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on May 14, 2020 —Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	—Paid fine —Strengthened safety management standards and training
May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	—Failure to conduct safety training on hazardous chemicals —Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	—Paid fine —Conducted safety training and established a working process that complies with the safety regulations

June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on May 14, 2020 —Article 13-2 of the Chemical Control Act	Improvement Order	—Submitted a report of compliance with the improvement order —Strengthened safety management standards and training
November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (Former CPO, retired)

—Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

—Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~3 million to each of Company and former CPO.	—Paid fine —Strengthened safety management standards and training for employees to prevent recurrence
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company, one officer (Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and one employee (Incumbent, 21 years of service))	—Safety incidents on April 17, 2020 and May 14, 2020 —Article 59-1 of the Chemical Control Act	Fine of ~~W~~3 million to each of Company, officer and employee.	—Paid fine —Strengthened safety management standards and training
April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Violation of safety information material posting and education requirements —Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	—Paid fine —Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021
April 28, 2021	Paju Fire Station	Administrative Agency	Company	—Failure to preserve regular inspection records of firefighting facilities inspection —Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

—Paid fine

—Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	—Failure to file a subcontract report pertaining to the handling of hazardous chemical materials —Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	—Paid fine —Established procedures for the management of subcontract reporting
April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Delay in reporting a safety incident dated February 12, 2022 —Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	—Paid fine —Provided a company-wide notice and training regarding standards for immediate reporting of incidents. —Took personnel actions relating to relevant employees
May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (Executive Director and On-site Safety Manager, Incumbent, 23 years of service)

—Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

—Article 173-2, Article 168-1, Paragraph 1 or 3 of Article 38, and Paragraph 1 of Article 39 of the Industrial Safety and Health Act

					Fine of ~~W~~5 million to each of Company and officer	—Paid fine —Strengthened safety management standards and training program
December 15, 2022	Ministry of Environment	Administrative Agency	Company

—Failure to timely submit a notice of reason for cancelling the allocation of emission rights by December 15, 2022

—Article 17-2 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits.

					Fine of ~~W~~1.6 million	—Paid fine —Shutdown the production site and regular monitoring of changes in emission (once per month)
January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	—Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	—Paid fine —Strengthened safety management standards and training program

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.44 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution has filed an appeal with respect to the prosecuted employees, which process is currently pending. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. Authorities are currently investigating the exact cause of the accident and we plan to actively cooperate with the investigation of related organizations to determine the cause.

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service) for a violation of certain provisions of the Industrial Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

On December 15, 2022, under Article 17-2 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits, the Ministry of Environment ordered a fine of ~~W~~1.6 million on us for failure to timely submit a report on the cancellation of allocation of emission rights (when a designated business entity shuts down a part or the entirety of its production site and if the such site’s greenhouse gas emission is less than 50% of the allocated quota due to the closure, shutdown, or discontinuation of operation of its facilities, the designated business shall report to a relevant agency within a month of such shut down). We paid the fine and established procedures to prevent the recurrence of similar events, including regular monthly monitoring of site closures and changes in emissions.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 21, 2023. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020 (1)
Current assets	9,444,035	13,187,067	11,099,470
Quick assets	6,571,117	9,836,692	8,928,814
Inventories	2,872,918	3,350,375	2,170,656
Non-current assets	26,241,984	24,967,448	23,966,542
Investments in equity accounted investees	109,119	126,719	114,551
Property, plant and equipment, net	20,946,933	20,558,446	20,139,703
Intangible assets	1,752,957	1,644,898	1,020,088
Other non-current assets	3,432,975	2,637,385	2,692,200
Total assets	35,686,019	38,154,515	35,066,012
Current liabilities	13,961,520	13,994,817	11,006,948
Non-current liabilities	10,405,272	9,397,197	11,327,636
Total liabilities	24,366,792	23,392,014	22,334,584
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	5,359,769	8,541,521	7,518,786
Other equity	479,628	537,142	(163,446)
Non-controlling interest	1,439,638	1,643,646	1,335,896
Total equity	11,319,227	14,762,501	12,731,428

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020 (1)
Revenue	26,151,781	29,878,043	24,261,561
Operating profit (loss)	(2,085,047)	2,230,608	(36,465)
Profit (loss) from continuing operations	(3,195,585)	1,333,544	(76,147)
Profit (loss) for the period	(3,195,585)	1,333,544	(76,147)
Profit (loss) attributable to:
Owners of the company	(3,071,565)	1,186,182	(94,853)
Non-controlling interest	(124,020)	147,362	18,706
Basic earnings (loss) per share	(8,584)	3,315	(265)
Diluted earnings (loss) per share	(8,584)	3,130	(265)
Number of consolidated entities	22	22	22

(1)

We have adopted certain amendments to IFRS No. 1016 “Property, Plant and Equipment: Proceeds before Intended Use” beginning January 1, 2021 and retroactively restated our results of operations for the year ended December 31, 2020.

B.	Financial highlights (Based on separate K-IFRS).

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 21, 2023. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Current assets	5,627,177	8,566,656	6,948,054
Quick assets	3,702,583	6,435,659	5,529,932
Inventories	1,924,594	2,130,997	1,418,122
Non-current assets	23,631,862	20,911,466	19,757,148
Investments	4,837,704	4,942,729	4,784,828
Property, plant and equipment, net	14,044,844	12,010,858	11,736,673
Intangible assets	1,635,181	1,459,812	887,431
Other non-current assets	3,114,133	2,498,067	2,348,216
Total assets	29,259,039	29,478,122	26,705,202
Current liabilities	16,043,011	13,148,969	10,180,660
Non-current liabilities	5,865,589	5,686,335	6,261,307
Total liabilities	21,908,600	18,835,304	16,441,967
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	3,310,247	6,611,853	6,223,043
Other equity	0	(9,227)	0
Total equity	7,350,439	10,642,818	10,263,235

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	24,131,172	28,364,914	22,799,273
Operating profit (loss)	(3,201,463)	721,931	(812,979)
Profit (loss) from continuing operations	(3,191,387)	552,173	(513,262)
Profit (loss) for the period	(3,191,387)	552,173	(513,262)
Basic earnings (loss) per share	(8,919)	1,543	(1,434)
Diluted earnings (loss) per share	(8,919)	1,540	(1,434)

C.	Consolidated subsidiaries (as of December 31, 2022)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~33,137 million in LG Display Fund I LLC.

D.	Status of equity investments (as of December 31, 2022)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC (1)	USD	71	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%
MMT (Money Market Trust)		—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~33,137 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	42,784	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	13,576	June 2008	13%
YAS Co., Ltd.	~~W~~	28,976	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,133	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	11%
Material Science Co., Ltd.(1)	~~W~~	3,650	January 2014	10%
Nanosys Inc.(2)		—	July 2001	—

(1)

In 2022, we recognized a reversal of impairment loss of ~~W~~613 million as finance income with respect to the difference between the carrying amount and the recoverable amount based on the fair value of our investment in Material Science Co., Ltd.

(2)

As we lost our right to appoint directors of the company due to changes in shareholder rights during the reporting period, we classified such investment as a financial asset at fair value through profit or loss.

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2022, the market value of our investments in Wooree E&L Co., Ltd., YAS Co., Ltd., and Avatec Co., Ltd., which are listed on the KOSDAQ Market of the Korean Exchange, were ~~W~~6,868 million, ~~W~~15,680 million, and ~~W~~30,000 million, respectively.

For the years ended December 31, 2021 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2022	2021	2020
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,557 (575)(2)	1,470 (550)(2)	1,410 (540)(2)
Time required	19,094	19,039	19,777

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2022	—	—	—	—
2021	—	—	—	—
2020	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

While the display industry has traditionally been subject to cyclical fluctuations between periods of downturns and recoveries, the industry has experienced an unprecedented level of a decrease in market demand and a decline in price since 2022 to date. In 2022, the decrease in demand for major display products was exacerbated by weaker consumption levels due to deteriorating microeconomic conditions. Due to these reasons, inventory adjustment in downstream industries continued over the course of the year, which adversely affected our key segments of high-end television and IT display panels. Our sales revenue in 2022 was ~~W~~26.2 trillion, representing a decrease of 12% from the previous year, and our operating loss amounted to ~~W~~2.1 trillion. Our EBITDA (which represents the sum of operating profit, depreciation expenses and amortization expenses) amounted to ~~W~~6.7 trillion in 2021, and as a result of our recording of operating loss, ~~W~~2.5 trillion in 2022.

With the awareness that the unfriendly market environment can continue for a prolonged period of time, we have been prioritizing and focusing on enhancing our business profile and restoring financial soundness.

In order to enhance our business profile, we are in the process of optimizing our operational structure by advancing market-sensitive product lines such as TFT-LCD television panels and responding to market fluctuations by increasing our focus on higher value-added products. We are also continually expanding our order-based business (such automotive panels and plastic OLED panels for mobile products), which allow for more stable management of investment, logistics and price levels through customer contracts. The proportion of such order-based businesses in our total sales revenue increased to approximately 30% in 2022, and we anticipate that the proportion of such order-based business will reach 40% of our total sales revenue in 2023 and 50% in 2024. Utilizing new and differentiated approaches, we are continually developing potential customers for new product segments, such as the transparent OLED and gaming display panels, that have high potential for future growth.

As for our LCD television business, which we believe to have become sensitive to market conditions and generally allow for fewer opportunities for product differentiation, we have been executing our exit strategy. In 2022, we ceased production at our P7 facility (where we produced seventh generation TFT-LCD panels for televisions), which had a capacity of 15,000 substrates per month, and reduced our production capacity of eighth generation TFT-LCD panels for televisions by approximately 50% at our manufacturing facilities in China. As a result of such reorganization of our business profile, our sales revenue from OLED products increased from 32% of our total sales revenue in 2021 to 40% in 2022, and we expect such proportion to exceed 50% in 2023.

Furthermore, in 2022, we have continually engaged in activities to restore our financial soundness by reducing our inventory and strengthening our working capital, and we also raised financing for transforming our business profile to become more focused on OLED products. In particular, to respond to sluggish demand and to secure flexibility in our business operations, we implemented significant readjustment in our production levels and reduced our inventory in the fourth quarter by ~~W~~1.6 trillion compared to the previous quarter.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. However, in light of our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels, coupled with an increase in the market price of TFT-LCD panels in 2020 attributable to an increase in demand for television and IT products due to the COVID-19 pandemic, our average revenue per square meter of net display area increased by 7.3% from ~~W~~791,900 in 2020 to ~~W~~849,481 in 2021. However, due to an increase in the supply capacity from global panel makers and weaker demand for television and IT products due to rising inflationary pressure and an increasing level of uncertainty in the global economy, our average revenue per square meter of net display area decreased by 2.4% to ~~W~~829,413 in 2022.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated products based on newer technologies that are tailored to our customers’ evolving requests, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, will occur or continue in the future. We will respond to the overcapacity issues in the industry through close monitoring. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken over an extended period of time. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-determined capacity projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our results of operations.

Any decline in prices may be compounded by a seasonal weakening in demand growth for end products such as personal television, IT, mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins may be further limited. Future downturns resulting from any large increases in capacity or other factors affecting the industry may have a material adverse effect on our business, financial condition and results of operations.

When there is deterioration in market conditions, we may record impairment losses of our tangible and intangible assets. In 2022, due to increased volatility in the display industry market as a result of deteriorating and uncertain global economic conditions, we performed impairment tests for tangible and intangible assets related to our large-size OLED panel business. See Note 10 of the notes to our consolidated annual financial statements included elsewhere in this report for further information. We cannot provide any assurance that we will not have to record additional impairment losses of tangible or intangible assets in light of any future economic downturns that may materially and negatively impact our financial condition and results of operations .

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, an economic downturn caused by difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, and fluctuations in oil and commodity prices have collectively increased the uncertainty of economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products featuring display panels manufactured by our customers in Korea and overseas, including televisions, IT products (comprising notebook computers, desktop monitors and tablets) and mobile and other application products utilizing display panels, which in turn may lead them to reduce or plan reductions of their production.

The prospects for the global economy remain uncertain, especially in light of the ongoing COVID-19 pandemic and the ongoing war between Russia and Ukraine that began in 2022. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand will not decrease again in the future due to economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production level in the display panel industry, any significant issues in our supply chain and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in Korea, China and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. Our supply chain is generally concentrated in Northeast Asia, and there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels if unforeseen natural calamities occur in the future.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, enhancements in productivity through technological advancements and cost reductions. While such trend may continue in the future, fluctuations that are not consistent with past trends may emerge to the extent new technologies such as OLED expand or the production levels of higher value-added and differentiated products increase. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices may decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have stronger financial positions and/or greater sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our ability to compete successfully depends on many factors, including the price of our products, execution capability, reliability, customer relationship, effective and timely investment and product development, successful marketing of our customers’ products that feature our panels, cost of raw materials and component parts, and general industry and economic conditions. We may be able to control some of these factors, but there are factors that are outside of our control. We cannot provide assurance that we will gain a competitive advantage in this environment, and we may not maintain our current status in the market.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated products that command higher prices in a timely manner, has become a key competitive strategy in the display panel market. This is because the growth in demand is led by a timely introduction of end products with specifications tailored to the customers’ needs and employing newer technologies at appropriate price levels. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as OLED.Ex, transparent OLED display panels and gaming-specialized display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with low-power consumption oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices.

We have developed sales and marketing strategies to respond to an increase in demand for differentiated new products in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will promote market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the ongoing COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan, as well as the impact from the United Kingdom’s exit from the European Union on the value of Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a shortage in imported raw materials, natural resources, rare-earth minerals or components, such as semiconductors, due to disruptions in the global supply chain;

•	the economic impact of any pending free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	volatility in the market prices of Korean real estate;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, including in connection with the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to businesses in light of economic difficulties caused by COVID-19, which may lead to an increased government budget deficit as well as an increase in the government’s debt level;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving major oil producing countries (i.e. escalation of potential hostilities between the U.S. and Iran) and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(2)	Results of operations

In 2022, demand for our major products declined in light of worsening macroeconomic environment, and inventory adjustment in the downstream industries continued. Weak demand for products widely used by general consumers continued over the year, and demand for products generally tailored to corporations as well as high-end products, which had shown a relatively stable demand, also weakened in the second half of the year. Overall, the market condition of the display industry deteriorated, coupled with a continued decrease in the price of display panels, throughout the course of the year. Accordingly, our revenue decreased by 12% compared to the previous year and we recorded a net loss in 2022.

By products:

•

Television. We decided to scale down our TFT-LCD television business, which has grown less competitive in light of the worsening overcapacity in the industry. The sales of OLED television downstream products, which recorded a high growth rate in between 2020 and 2021, have also shown slowing growth in 2022 due to a decline in overall consumer confidence levels as a result of the war between Russia and Ukraine, increases in interest rates, and rising inflationary pressure. These factors have led to inventory adjustment in the downstream industries, and we have also significantly adjusted our production levels to reflect the sales of downstream products and enhance the production efficiency of our OLED fabrication facilities. As a result of our decreased sales volume due to weak demand and the decline in the market price of TFT-LCD panels, the revenue from our television business decreased by 26% in 2022 compared to 2021.

•

IT. The sales of IT products significantly increased in 2020 and 2021, as the COVID-19 pandemic shaped an environment for remote work and online education arrangements. However, in 2022, the sales of our IT products showed negative growth due to a decline in overall consumer confidence levels as a result of the deteriorating in the macroeconomic conditions as well as the tapering of the prior impact of the COVID-19. The revenue from our IT products decreased by 10% in 2022 compared to 2021 due to a decline in the sales of, and inventory reduction policies in, the downstream industries, as well as a continual decline in the market price of display panels. However, amid these challenging circumstances, we have maintained a relatively large market share in the high-end display market with differentiated products equipped with high-value technologies, such as oxide TFT, IPS, and high-resolution technologies.

•

Mobile. Despite some delays in the shipment of smartphone displays equipped with new technologies, our revenue from mobile and other products increased by 3% in 2022 compared to 2021mainly due to growth in our smart watch and automotive segments. In particular, our automotive business, which has emerged as our new growth engine, our revenue increased by 20% in 2022 compared to 2021, and it accounted for 7% of our total revenue in 2022 compared to 5% in 2021.

In response to the rapidly changing market conditions, we are continually implementing measures to enhance our business profile. We are also gradually increasing the proportion of our order-based business, which is subject to less volatility and allows us to secure more stable sources of demand. In addition, we plan to continue to target new markets through products that we show strengths in, such as gaming and transparent displays, and to establish a stable profit structure by strengthening our product portfolio.

(Unit: In millions of Won)

Revenue	2022	2021	Changes
			Amount	Percentage
TV	6,975,269	9,466,192	(2,490,923)	(26)%
IT	11,197,954	12,458,740	(1,260,786)	(10)%
Mobile and etc.	8,191,514	7,953,111	238,403	3%
Total*	26,364,737	29,878,043	(3,513,306)	(12)%

(*)	Sales revenues exclude forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

(a)	Revenue and cost of sales

Due to the exacerbation of the weak demand and inventory adjustment in the downstream industries, our sales fell below our target, and our revenue decreased by 12.5% compared to the previous year. Due to a drop in the price of display panels as well as an increase in raw materials cost, the cost of sales as a percentage of revenue increased by 13.5 percentage points from 82.2% in 2021 to 95.7% in 2022.

(Unit: In millions of Won, except percentages)

Description	2022	2021	Changes
			Amount	Percentage
Revenue	26,151,781	29,878,043	(3,726,262)	(12.5)%
Cost of sales	25,027,703	24,572,939	454,764	1.9%
Gross profit	1,124,078	5,305,104	(4,181,026)	(78.8)%
Cost of sales as a percentage of sales	95.7%	82.2%	13.5% points

(b)	Sales by category

Revenue attributable to sales of panels exhibited differing trends by product category according to changes in the product mix and varying demand with respect to each customer and product. In particular, the proportion of our revenue attributable to our television business decreased by 5.2 percentage points in 2022 compared to 2021 due to the downscaling of our TFT-LCD television business. Due to a growth in our smartwatch and automotive businesses, the proportion of our revenue attributable to our mobile and other businesses increased by 4.4 percentage points in 2022 compared to 2021.

Categories	2022	2021	Difference
Panels for televisions	26.5%	31.7%	(5.2)% points
Panels for IT products	42.5%	41.7%	0.8% points
Panels for mobile applications and others	31.0%	26.6%	4.4% points

(c)	Production capacity

Due to the discontinuation of production at our P7 fabrication facility and significant adjustment in our production levels correlating with the sales levels of downstream products, our annual production capacity decreased by approximately 5% as of December 31, 2022 compared to the end of the previous year.

(Unit: 1,000 glass sheets)

Business	Item	Facility Location	2022*	2021*	2020*
Display	Display panels and etc.	Gumi, Paju, Guangzhou	8,794	9,230	8,589

(*)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(3)	Financial condition

(Unit: In millions of Won)

Description	2022	2021	Changes
			Amount	Percentage
Current assets	9,444,035	13,187,067	(3,743,032)	(28.4)%
Non-current assets	26,241,984	24,967,448	1,274,536	5.1%
Total assets	35,686,019	38,154,515	(2,468,496)	(6.5)%
Current liabilities	13,961,520	13,994,817	(33,297)	(0.2)%
Non-current liabilities	10,405,272	9,397,197	1,008,075	10.7%
Total liabilities	24,366,792	23,392,014	974,778	4.2%
Share capital	1,789,079	1,789,079	0	0.0%
Share premium	2,251,113	2,251,113	0	0.0%
Retained earnings	5,359,769	8,541,521	(3,181,752)	(37.3)%
Reserves	479,628	537,142	(57,514)	(10.7)%
Non-controlling interest	1,439,638	1,643,646	(204,008)	(12.4)%
Total equity	11,319,227	14,762,501	(3,443,274)	(23.3)%
Total liabilities and equity	35,686,019	38,154,515	(2,468,496)	(6.5)%

Our total assets amounted to ~~W~~35,686 billion as of December 31, 2022, representing a decrease of ~~W~~2,468 billion from the end of the previous year, mainly due to decreases in our net trade accounts and notes receivable and inventory.

Net trade accounts and notes receivable as of December 31, 2022 amounted to ~~W~~2,359 billion, representing a decrease of ~~W~~2,216 billion from net trade accounts and notes receivable as of December 31, 2021, mostly reflecting deteriorating macroeconomic conditions and inventory adjustment in downstream industries. Although the value of our appropriate inventory volume would otherwise have increased due to the expansion of our OLED business, our inventory decreased by ~~W~~477 billion from the end of the previous year to ~~W~~2,873 billion as of December 31, 2022, as we strived to minimize our actual inventory levels and significantly adjusted our production levels in order to restore our financial soundness. The book value of our property, plant and equipment as of December 31, 2022 was ~~W~~20,947 billion, representing an increase of ~~W~~388 billion from the book value of our total property, plant and equipment as of December 31, 2021. The increase was due mainly to the effects of our investments for expansion of our production capacity of differentiated and competitive products centered on our OLED technology and foreign exchange effect from depreciation of the Korean won, which more than offset the effects of depreciation and impairment loss from the OLED television business unit.

Our total liabilities amounted to ~~W~~24,367 billion as of December 31, 2022, representing an increase of ~~W~~975 billion from the end of the previous year, which increase was mainly due to an increase in our borrowings for raising funds for investments in our OLED production facilities in order to strengthen our future competitiveness. Our trade accounts and notes payable amounted to ~~W~~4,062 billion as of December 31, 2022, representing a decrease of ~~W~~752 billion from the end of the previous year, which decrease was mainly due to the downscaling of our production of TFT-LCD television panels and significant adjustment in our production levels in line with the sales of downstream products.

Our total equity decreased by ~~W~~3,443 billion to ~~W~~11,319 billion as of December 31, 2022 from the end of the previous year, which mainly reflected our net loss attributable to the owners of the company of ~~W~~3,072 billion for the year.

(4)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 85% of our sales in 2020, 86% in 2021 and 86% in 2022.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers trust our ability to supply differentiated and quality products even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The weakening of our ties with these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales and the loss of the aforementioned benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 30 of the notes to our consolidated annual financial statements of the notes to our consolidated financial statements included elsewhere in this report.

Our revenue depends on continuing demand for IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 41.8%, 41.7% and 42.5% of our total revenue in 2020, 2021 and 2022, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 27.7%, 31.7% and 26.5% of our total revenue in 2020, 2021 and 2022, respectively, and those who use our panels in their mobile and other applications, which accounted for 30.5%, 26.6% and 31.0% of our total revenue in 2020, 2021 and 2022 (sales revenues for 2022 exclude forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue), respectively. Due to the structure of our sales, we will continue to be affected by demand from the IT products industry (comprising the personal computer and tablet computer industries), television industry and the mobile device industry. Any downturn in any of such industries in which our customers operate may result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to realize a higher gross margin and strive to maintain high capacity utilization rates so that we can allocate fixed costs over a greater number of panels produced. However, due to fluctuating demand for our products or overcapacity in the display industry, we may need to adjust utilization rates to a level that is lower than optimal and reduce production. As such, we cannot provide assurance that we will be able to maintain high capacity utilization rates in the future due to possibilities of fluctuation in market and industry conditions.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations are partly dependent on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will be affected, to a significant extent, by our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We also partially rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organizations consist of the infrastructure technology research center, next-generation technology research center and their designated departments, all of which are overseen by our chief technology officer. Our research organizations conduct research on differentiated and next-generation technologies and basic infrastructure technology as well as enhances our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of groups and departments dedicated to the development of a wide range of television, IT and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~2,432 billion in 2022, which represented an increase of ~~W~~305 billion from 2021, as we have continually made investments that seek to strengthen our capabilities for our future businesses.

The book value of our intangible assets increased by ~~W~~108 billion compared to the previous year to ~~W~~1,753 billion as of December 31, 2022.

(7)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Our expenditures on capital equipment are primarily denominated in Korean Won, U.S. dollars, Chinese Yuan and Japanese Yen. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Japanese Yen and the Korean Won as well as between the Chinese Yuan and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(8)	Impairment Loss

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

In light of our decision to exit from the TFT-LCD television display panel business and shifts in our business strategies, we newly segregated our large-sized OLED business as a separate cash generating unit (“CGU”). As a result, our CGUs consist of the “Display CGU,” “Display (Large OLED) CGU” and “Display (AD PO) CGU” (relating to our plastic OLED business) as of the end of the reporting period.

We tested for impairment with respect to the Display CGU and the Display (Large OLED) CGU during the reporting period. With respect to the Display (AD PO) CGU, for which we recognized impairment loss for the first time in 2019, we did not test for impairment as we did not identify any indication of impairment (or reversal thereof) during the reporting period.

Impairment tests were reviewed and evaluated by third parties in accordance with applicable standards and procedures. As a result of such tests, we did not recognize any impairment loss with respect to the Display CGU, as its recoverable amount exceeded its book value. However, in the case of Display (Large OLED), in light of weaker demand for high-end televisions and a downward adjustment in our forecast for future demand in light of the economic downturn, we recognized an impairment loss of ~~W~~1,330,529 million, which constituted a part of our other non-operating expenses, in 2022. Although our loss for the period increased due to the recognition of such impairment loss, we expect that recognition of such loss will have a positive impact in the future by reducing future uncertainty relating to the affected business. The following table provides a summary of impairment loss as part of our non-operating expenses recognized by applicable CGU(s) in 2022:

(Unit: in millions of won)

CGU	Impairment Loss on Property, Plant and Equipment	Impairment Loss on Intangible Assets	Total
Display (Large OLED)	1,236,563	93,966	1,330,529

See Note 10(4) of the notes to our consolidated annual financial statements included elsewhere in this report for further information regarding our impairment loss.

(9)	Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our LCD business. In light of the downscaling of our TFT-LCD television business, we have repositioned our personnel who were previously involved in the TFT-LCD television business unit to the OLED business unit, for an optimal business structure tailored to our future business. From the overall organizational level, we established an organizational structure geared towards providing value innovations to customers, and we are in the process of rationalizing the organizational structure and reorganizing our business units in order to achieve differentiated competitive strengths and enhanced profitability of our OLED business.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2021 and 2022, our cash and cash equivalents amounted to ~~W~~3,542 billion and ~~W~~1,825 billion, respectively. Short-term deposits in banks increased by ~~W~~979 billion from ~~W~~743 billion as of December 31, 2021 to ~~W~~1,723 billion as of December 31, 2022 mainly due to an increase in restricted cash deposits in connection with secured borrowings from our subsidiaries.

Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2023 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents and deposits in banks as of December 31, 2021 and 2022 are as follows:

(Unit: in millions of won)

Description	2022	2021
Current assets
Cash and cash equivalents
Cash	1,076	1,122
Demand deposits	1,823,573	3,540,475
Deposits in banks
Time deposits	267,163	2,600
Restricted cash (1)	1,455,444	740,705

Total current assets	3,547,256	4,284,902

Non-current assets
Deposits in banks
Restricted cash (1)	11	11

Total	3,547,267	4,284,913

(1)

Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and restricted deposits in connection with secured borrowings by our subsidiaries and others.

As of December 31, 2021, our current assets and current liabilities amounted to ~~W~~13,187 billion and ~~W~~13,995 billion, respectively, resulting in a working capital of ~~W~~(808) billion. As of December 31, 2022, our current assets and current liabilities amounted to ~~W~~9,444 billion and ~~W~~13,962 billion, respectively, resulting in a working capital of ~~W~~(4,517) billion.

(Unit: in millions of won)

Description	2022	2021	Changes
			Amount	Percentage
Current assets	9,444,035	13,187,067	(3,743,032)	(28.4)%
Current liabilities	13,961,520	13,994,817	(33,297)	(0.2)%
Net current assets	(4,517,485)	(807,750)	(3,709,735)	(459.3)%

We have established short-, mid- and long-term management strategies to continually monitor our cash flows. In addition, we have a sufficient level of cash and cash-equivalent assets to respond to unexpected liquidity risks in the future. Moreover, we are actively managing our liquidity levels by securing committed credit lines from financial institutions and establishing global pooling arrangements with overseas subsidiaries.

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and terms related to specific financial items such as financial ratios, under certain of our debt obligations. If we experience an event of default due to our failure to comply with the applicable covenants, the principal amount and interest of our debt instruments may be subject to early repayment.

As of December 31, 2022, we are in compliance with the terms of our debt instruments, and our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~15,112 billion in 2022, representing an increase of ~~W~~2,339 billion from 2021. Such increase was mainly attributable to increased borrowing to raise funds for investment in our facilities.

(Unit: in millions of won)

Description	2022	2021
Current financial liabilities
Short-term borrowings	2,578,552	613,733
Current portion of long-term borrowings	2,855,565	3,393,506
Derivatives (*)	14,443	8,594
Derivatives (designated for cash flow hedging) (**)	0	13,400
Lease liabilities	40,694	40,479
Sub-total	5,489,254	4,069,712
Non-current financial liabilities
Won denominated borrowings	1,644,602	2,173,500
Foreign currency denominated borrowings	6,780,593	5,487,091
Bonds	1,132,098	995,976
Derivatives (*)	32,965	2,331
Lease liabilities	32,094	43,847

Sub-total	9,622,352	8,702,745

Total	15,111,606	12,772,457

(*)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency-denominated borrowings and foreign currency-denominated bonds.

(**)

Represents derivatives that have been recognized as hedging instruments and have resulted from currency forward contracts entered into in order to manage risks arising from foreign currency-denominated sales.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2022.

(Unit: In millions of Won)

Type	Currency	Lender	Longest Maturity	Interest rate as of December 31, 2022 (%)	2022	2021
Short-term borrowings	Korean Won	Korea Export-Import Bank, etc.	November 2023	4.26~5.96	810,000	—
	Foreign currency	Standard Chartered Bank Singapore, etc.	June 2023	2.13~6.01	1,768,552	613,733
Long-term borrowings	Korean Won	Korea Development Bank, etc.	August 2026	1.90~5.30	2,986,102	2,785,000
	Foreign currency	KEB Hana Bank, etc.	July 2029	1.82~6.86	7,978,010	6,653,512
Bonds	Korean Won	Unsecured Public Offering	February 2027	2.29~3.66	1,215,000	1,320,000
		Unsecured Private Offering	May 2033	3.25~4.25	110,000	160,000
	Foreign currency	Unsecured Private Offering	April 2023	5.88	126,730	118,550
		Foreign currency convertible bonds*	August 2024	1.5	—	1,015,760
		Less: original issue discount			(2,984)	(2,749)

		Total			14,991,410	12,663,806

(*)

During 2022, US$667 million of the foreign currency convertible bonds have been repaid upon early redemption from the bond holder’s exercise of their put option and US$21 million of the foreign currency convertible bonds have been repaid upon early redemption from the issuer’s exercise of their call option. As a result, as of December 31, 2022, our foreign currency convertible bonds have been repaid in full.

Set forth below are the cash flows on our borrowings by maturity, including interest payable thereon. We do not expect that such cash outflows will occur materially earlier than, or be materially different in amounts from, as indicated below.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds	1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343

Total	14,991,410	16,245,093	4,668,160	1,283,203	3,536,689	6,319,055	437,986

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. As of December 31, 2022, we believe that we have sufficient working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash provided by operating activities amounted to ~~W~~5,753 billion in 2021 and ~~W~~3,011 billion in 2022. The increase in net cash provided by operating activities in 2022 compared to 2021 was mainly attributable to a decrease in cash collected from our customers primarily a result of a decrease in our sales revenue.

Our net cash used in investing activities amounted to ~~W~~4,263 billion in 2021 and ~~W~~6,700 billion in 2022. Net cash used in investing activities were primarily in relation to the construction of our new facilities and the expansion and conversion of our existing production facilities, which amounted to ~~W~~3,141 billion in 2021 and ~~W~~5,079 billion in 2022. Such amounts in turn primarily reflected the substantial capital expenditures we have made in connection with investments in order-based businesses, including the planned expansion of our plastic OLED-focused production facility by 2023 and IT panel production facilities by the first quarter of 2024, as well as capital investments in the ordinary course. In 2023, we plan to focus on making capital investments in the ordinary course and investments relating to our order-based businesses, and we expect that our total capital expenditures will be lower compared to 2022. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, including the general economic conditions, fiscal policies, government regulations and competitive landscape.

Our net cash used in financing activities amounted to ~~W~~2,466 billion in 2021 and our net cash provided by financing activities amounted to ~~W~~1,946 billion in 2022. The net cash provided (used) by financing activities in 2021 and 2022 primarily reflect long-term borrowings incurred and repaid during such periods.

(Unit: In millions of Won)

Description	2022	2021	Changes
Net cash provided by operating activities	3,011,020	5,753,446	(2,742,426)
Net cash used in investing activities	(6,700,169)	(4,263,080)	(2,437,089)
Net cash provided (used) by financing activities	1,946,024	(2,466,136)	4,412,160
Cash and cash equivalents at December 31	1,824,649	3,541,597	(1,716,948)

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2022, our board of directors consisted of two non-outside directors, one non-standing director and three outside directors.

(As of December 31, 2022)

Name (1)(2)(4)	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jungsuk Oh (3)	Outside Director	Related to the overall management

(1)	Donghee Suh, our former chief financial officer, resigned from his position on March 23, 2022.
(2)

Kun Tai Han resigned from his position on March 23, 2022 following the expiration of his term. Beom Jong Ha, Sung Hyun Kim and Chung Hae Kang were newly appointed as a non-standing director, non-outside director and outside director, respectively, at the annual general meeting of shareholders held on March 23, 2022.

(3)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jungsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th annual general meeting of shareholders in 2023.

(4)	Byung Ho Lee, a former outside director, has ceased to be a director due to his death on November 7, 2022.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of December 31, 2022, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of December 31, 2022, the composition of the Outside Director Nomination Committee was as follows.

(As of December 31, 2022)

Committee	Composition	Members
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Beom Jong Ha, Doocheol Moon and Chung Hae Kang
(1)

Beom Jong Ha, Doocheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2022.

As of December 31, 2022, the composition of the Audit Committee was as follows.

(As of December 31, 2022)

Committee	Composition	Members(1)
Audit Committee	3 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang and Jungsuk Oh(2)

(1)

Chang-Yang Lee was reappointed as a member of the Audit Committee at the shareholders’ meeting on May 23, 2022. Byung Ho Lee and Chung Hae Kang were appointed as the committee members in the same meeting. Byung Ho Lee has ceased to be a member of the Audit Committee due to his death on November 7, 2022.

(2)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jungsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th annual general meeting of shareholders in 2023.

As of December 31, 2022, the composition of the ESG Committee was as follows.

(As of December 31, 2022)

Committee	Composition	Members(1)
ESG Committee	1 non-outside director and 3 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh(2) and James (Hoyoung) Jeong
(1)	Byung Ho Lee has ceased to be a member of the committee due to his death on November 7, 2022.
(2)	Jungsuk Oh was nominated as a member of the committee on July 26, 2022.

As of December 31, 2022, the composition of the Related Party Transaction Committee was as follows.

(As of December 31, 2022)

Committee	Composition	Members(1)
Related Party Transaction Committee	1 non-outside director and 2 outside directors	Chung Hae Kang (Chairperson), Sung Hyun Kim and Jungsuk Oh(2)
(1)	Byung Ho Lee has ceased to be a member of the committee due to his death on November 7, 2022.
(2)	Jungsuk Oh was nominated as a member of the committee on July 26, 2022.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as three out of the six directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2022): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2022): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2022:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2022:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%

•

After the most recent record date, the number of shares held by the National Pension Service as of February 22, 2023 has changed to 17,952,226 shares, representing a 5.02% equity interest in our shares.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2022:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(3)	Per capita average remuneration paid(2)
Non-outside directors	3	3,290	1,645
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	3	392	96

Total	6	3,682	576

(1)	Number of directors as at December 31, 2022.
(2)

Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid for the year ended December 31, 2022 (excluding one non-standing director who is not compensated).

(3)

The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new or retired members of the board of directors. Among the directors, one non-standing director is not compensated. The amount includes compensation for the relevant directors’ employment during which they worked as non-director executive officers, where applicable.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2022 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	2,403	—
Sung Hyun Kim	Non-outside director	637	—

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~2,403 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~62.4 million between January and March and ~~W~~65.0 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~49.9 million between January and March and ~~W~~52.0 million between April and December were made.

•  A total of ~~W~~1.8 million of welfare benefits were paid between January and December in accordance with welfare benefits standards.

Performance-related pay(1)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Jeong secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~1,011 million as a performance-related pay.

Sung Hyun Kim

Total remuneration

•  ~~W~~637 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~30.3 million between January and March and ~~W~~31.5 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~5.8 million between January and December were made.

•  A total of ~~W~~1.3 million of welfare benefits were paid between January and December in accordance with welfare benefits standards.

Performance-related pay(1)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Kim secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~191 million as a performance-related pay.

(1)	Performance-related pay is the remuneration paid in April 2022 for the business performance achieved in 2021.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	2,403	—
Hyung Seok Choi	Advisor	2,211	—
Sang-Mun Shin	Advisor	2,005	—
Ju Hong Lee	Advisory Officer	1,488	—
Young-Kwon Song	Advisory Officer	1,460	—

(1)	Calculated based on the total amount of remuneration for 2022.

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~2,403 million (consisting of ~~W~~1,392 million in salary and ~~W~~1,011 million in performance-related pay)

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~62.4 million between January and March and ~~W~~65.0 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~49.9 million between January and March and ~~W~~52.0 million between April and December were made.

•  A total of ~~W~~1.8 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Performance-related pay(2)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Jeong secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~1,011 million as a performance-related pay.

Hyung Seok Choi (1)

Total remuneration

•  ~~W~~2,211 million (consisting of ~~W~~332 million in salary, ~~W~~262 million in performance-related pay, and ~~W~~1,617 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~35.3 million between January and March and ~~W~~24.7 million between April and December were made.

•  A total of ~~W~~3.5 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Performance-related pay(2)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Choi secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~262 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (16 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Sang-Mun Shin (1)

Total remuneration

•  ~~W~~2,005 million (consisting of ~~W~~332 million in salary, ~~W~~251 million in performance-related pay, and ~~W~~1,422 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~35.3 million between January and March and ~~W~~24.7 million between April and December were made.

•  A total of ~~W~~3.9 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Performance-related pay(2)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Shin secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~251 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Ju Hong Lee (1)

Total remuneration

•  ~~W~~1,488 million (consisting of ~~W~~238 million in salary, ~~W~~166 million in performance-related pay, and ~~W~~1,084 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~30.3 million between January and March and ~~W~~15.1 million between April and December were made.

•  A total of ~~W~~10.7 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Performance-related pay(2)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Lee secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~166 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Young-Kwon Song (1)

Total remuneration

•  ~~W~~1,460 million (consisting of ~~W~~227 million in salary, ~~W~~166 million in performance-related pay, and ~~W~~1,067 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~30.3 million between January and March and ~~W~~15.1 million between April and December were made.

•  A total of ~~W~~0.4 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Performance-related pay(2)

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to us, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, our sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Song secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving our business goals. Considering these factors, we paid ~~W~~166 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Hyung Seok Choi, Sang-Mun Shin, Ju Hong Lee and Young-Kwon Song are former advisors and advisory officers who retired from our company effective as of March 31, 2022.
(2)	Performance-related pay is the remuneration paid in April 2022 for the business performance achieved in 2021.

(5)	Stock options

•	Not applicable.

B.	Employees

As of December 31, 2022, we had 29,272 employees (excluding our directors). On average, our male employees have served 12.0 years and our female employees have served 9.7 years. The total amount of salary paid to our employees for 2022 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~2,415,562 million for our male employees and ~~W~~343,881 million for our female employees. The following table provides details of our employees as of December 31, 2022:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2022(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,472	2,415,562	99	12.0
Female	4,800	343,881	73	9.7

Total	29,272	2,759,443	94	11.6

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for 2022 was ~~W~~320,429 million and the per capita welfare benefit provided was ~~W~~10.9 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2022	Average salary per capita(1)
99	49,432	489

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions. In addition, another civil lawsuit (an unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) that had been filed against us and certain other defendants, which also related to the same alleged anticompetitive behavior of the defendants, was dismissed by the court in October 2022.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Determination of cash generating unit (CGU) and impairment assessment for Display (Large OLED) CGU

As discussed in Notes 3(k)(ii), 9 and 10 to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~22,699,890 million as of December 31, 2022. The Group changed its identification of CGU from Display CGU and Display (AD PO) CGU to Display (Large OLED) CGU, Display CGU and Display (AD PO) CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses in 2022. During the year ended December 31, 2022, the Group recognized impairment loss of ~~W~~1,330,529 million relating to the Display (Large OLED) CGU. The recoverable amount used by the Group in impairment assessment of the Display (Large OLED) CGU is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (Large OLED) CGU as a key audit matter because determination of CGU requires significant judgement in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, revenue and operating expenditures for the forecast period, discount rate and terminal growth rate used to estimate value in use for impairment assessment of Display (Large OLED) CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display (Large OLED) CGU.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of revenue and operating expenditures forecasts, discount rate and terminal growth rate assumptions for Display (Large OLED) CGU.

•

We evaluated the Group’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets and considering the relevant factors specified by relevant accounting standards.

•

We tested the Group’s businesses inter-dependencies analysis, by inspection of document as to how the Group monitors operations and makes decisions about continuing or disposing of assets and operations.

•

For the impairment assessment of Display (Large OLED) CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate and terminal growth rate assumptions used to estimate value in use for impairment assessment of Display (Large OLED) CGU to assess the impact of changes in those assumptions on the Group’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports, industry reports and historical performance of the Group.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Notes 3(s) and 25 to the consolidated financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Group had ~~W~~2,645,077 million of deferred tax assets and ~~W~~660,670 million of unrecognized tax credit carryforwards, as of December 31, 2022, primarily related to Korea.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expire. The subjectivity is primarily driven by the Group’s assumptions in revenue, operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and utilization of tax losses and tax credit carryforwards made in 2021 with the actual results in 2022 to assess the Group’s ability to accurately forecast.

•	We also evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2023

This report is effective as of March 3, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 27	~~W~~	1,824,649	3,541,597
Deposits in banks	4, 27		1,722,607	743,305
Trade accounts and notes receivable, net	5, 15, 27, 30		2,358,914	4,574,789
Other accounts receivable, net	5, 27		169,426	121,899
Other current financial assets	6, 27, 28		165,355	68,203
Inventories	7		2,872,918	3,350,375
Prepaid income taxes			5,275	58,536
Other current assets	5		324,891	728,363

Total current assets			9,444,035	13,187,067
Deposits in banks	4, 27		11	11
Investments in equity accounted investees	8		109,119	126,719
Other non-current accounts receivable, net	5, 27		—	2,376
Other non-current financial assets	6, 27, 28		289,098	156,211
Property, plant and equipment, net	9, 18, 28		20,946,933	20,558,446
Intangible assets, net	10, 18		1,752,957	1,644,898
Investment Property	11		28,269	—
Deferred tax assets	25		2,645,077	2,307,692
Defined benefits assets, net	13		447,521	68,276
Other non-current assets			22,999	102,819

Total non-current assets			26,241,984	24,967,448

Total assets		~~W~~	35,686,019	38,154,515

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	4,061,684	4,814,055
Current financial liabilities	12, 27, 28		5,489,254	4,069,712
Other accounts payable	27		3,242,929	3,401,346
Accrued expenses			729,193	1,218,456
Income tax payable			112,429	179,335
Provisions	14		173,322	173,431
Advances received			65,069	67,046
Other current liabilities			87,640	71,436

Total current liabilities			13,961,520	13,994,817
Non-current financial liabilities	12, 27, 28		9,622,352	8,702,745
Non-current provisions	14		86,157	92,942
Defined benefit liabilities, net	13		1,531	1,589
Deferred tax liabilities	25		4,346	6,636
Other non-current liabilities	27		690,886	593,285

Total non-current liabilities			10,405,272	9,397,197

Total liabilities			24,366,792	23,392,014

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	16		5,359,769	8,541,521
Reserves	16		479,628	537,142

Total equity attributable to owners of the Controlling Company			9,879,589	13,118,855

Non-controlling interests			1,439,638	1,643,646

Total equity			11,319,227	14,762,501

Total liabilities and equity		~~W~~	35,686,019	38,154,515

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021
Revenue	17, 18, 30	~~W~~	26,151,781	29,878,043
Cost of sales	7, 19, 30		(25,027,703)	(24,572,939)

Gross profit			1,124,078	5,305,104
Selling expenses	19, 20		(895,602)	(933,043)
Administrative expenses	19, 20		(931,117)	(919,409)
Research and development expenses	19		(1,382,406)	(1,222,044)

Operating profit (loss)			(2,085,047)	2,230,608

Finance income	23		873,059	425,835
Finance costs	23		(966,363)	(916,614)
Other non-operating income	22		3,185,837	1,252,135
Other non-operating expenses	19, 22		(4,446,414)	(1,280,859)
Equity in income of equity accounted investees, net	8		5,558	7,780

Profit (loss) before income tax			(3,433,370)	1,718,885
Income tax expense (benefit)	24		(237,785)	385,341

Profit (loss) for the year			(3,195,585)	1,333,544

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		122,361	(163,363)
Other comprehensive income (loss) from associates	8		32	(84)

			122,393	(163,447)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	24		(80,963)	869,789
Gain (loss) on valuation of derivative	16, 24		9,227	(9,227)
Other comprehensive income (loss) from associates	8, 24		(9,710)	4,497

			(81,446)	865,059

Other comprehensive income for the year, net of income tax			40,947	701,612

Total comprehensive income (loss) for the year		~~W~~	(3,154,638)	2,035,156

Profit (loss) attributable to:
Owners of the Controlling Company			(3,071,565)	1,186,182
Non-controlling interests			(124,020)	147,362

Profit (loss) for the year		~~W~~	(3,195,585)	1,333,544

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(3,006,686)	1,723,323
Non-controlling interests			(147,952)	311,833

Total comprehensive income (loss) for the year		~~W~~	(3,154,638)	2,035,156

Earnings (loss) per share (in won)
Basic earnings (loss) per share	26	~~W~~	(8,584)	3,315
Diluted earnings (loss) per share	26	~~W~~	(8,584)	3,130

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)	—	(163,363)
Foreign currency translation differences		—	—	—	705,318	705,318	164,471	869,789
Other comprehensive income (loss) from associates		—	—	(84)	4,497	4,413	—	4,413
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)	—	(9,227)

Total other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612

Total comprehensive income for the year	~~W~~	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(4,083)	(4,083)

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361	—	122,361
Foreign currency translation differences		—	—	—	(57,031)	(57,031)	(23,932)	(80,963)
Other comprehensive income (loss) from associates		—	—	32	(9,710)	(9,678)	—	(9,678)
Gain on valuation of derivative		—	—	—	9,227	9,227	—	9,227

Total other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947

Total comprehensive loss for the year	~~W~~	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)
Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(3,195,585)	1,333,544
Adjustments for:
Income tax expense (benefit)	24		(237,785)	385,341
Depreciation and amortization	9, 10, 11, 19		4,557,457	4,500,701
Gain on foreign currency translation			(702,144)	(74,125)
Loss on foreign currency translation			449,980	193,095
Expenses related to defined benefit plans	13, 21		168,260	144,241
Gain on disposal of property, plant and equipment			(25,737)	(19,367)
Loss on disposal of property, plant and equipment			54,432	64,350
Impairment loss on property, plant and equipment			1,260,436	19,085
Reversal of impairment loss on property, plant and equipment			(3,181)	(1,121)
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			193	—
Impairment loss on intangible assets			136,372	29,488
Reversal of impairment loss on intangible assets			(1,975)	(1,152)
Impairment loss on investment property			7,736
Expense on increase of provisions			253,075	216,873
Finance income			(607,501)	(352,423)
Finance costs			781,205	832,596
Equity in income of equity method accounted investees, net	8		(5,558)	(7,780)
Other income			(1,681)	—
Other expenses			—	15,538

			6,083,584	5,945,144
Changes in:
Trade accounts and notes receivable			1,833,491	(964,130)
Other accounts receivable			(55,073)	20,395
Inventories			390,672	(1,123,239)
Lease receivables			7,684	4,765
Other current assets			435,838	107,679
Other non-current assets			(10,125)	(58,821)
Trade accounts and notes payable			(282,082)	1,037,950
Other accounts payable			(625,606)	72,640
Accrued expenses			(514,500)	580,404
Provisions			(259,969)	(237,601)
Advances received			(1,977)	(268,074)
Other current liabilities			(4,188)	9,100
Defined benefit liabilities, net			(381,405)	(208,199)
Other non-current liabilities			167,868	11,144

			700,628	(1,015,987)
Cash generated from operating activities			3,588,627	6,262,701
Income taxes paid			(153,969)	(118,305)
Interests received			77,219	79,188
Interests paid			(500,857)	(470,138)

Net cash provided by operating activities		~~W~~	3,011,020	5,753,446

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	4,461	4,068
Increase in deposits in banks			(1,769,668)	(694,313)
Proceeds from withdrawal of deposits in banks			756,267	77,152
Acquisition of financial assets at fair value through profit or loss			(27,100)	(34,418)
Proceeds from disposal of financial assets at fair value through profit or loss			412	5,226
Acquisition of financial assets at fair value through other comprehensive income			(3,934)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			3,547	24
Proceeds from disposal of investments in equity accounted investees			4,800	4,363
Acquisition of property, plant and equipment			(5,079,279)	(3,141,430)
Proceeds from disposal of property, plant and equipment			171,421	65,711
Acquisition of intangible assets			(830,583)	(635,805)
Proceeds from disposal of intangible assets			11,392	2,946
Asset-related government grants received			57,503	85,983
Proceeds from settlement of derivatives			49,145	8,344
Increase in short-term loans			(9,643)	—
Proceeds from collection of short-term loans			9,608	14,533
Increase in long-term loans			(54,033)	(26,473)
Increase in deposits			(2,676)	(7,145)
Decrease in deposits			6,727	8,154
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(6,700,169)	(4,263,080)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			4,487,824	2,573,757
Repayments of short-term borrowings			(2,565,541)	(2,425,117)
Proceeds from issuance of bonds			443,230	498,027
Proceeds from long-term borrowings			4,165,508	1,298,346
Repayments of current portion of long-term borrowings and bonds			(4,209,915)	(4,344,208)
Repayment of lease liabilities			(82,296)	(66,941)
Dividends paid			(232,580)	—
Subsidiaries’ dividends distributed to non-controlling interests			(60,206)	—

Net cash provided by (used in) financing activities			1,946,024	(2,466,136)

Net decrease in cash and cash equivalents			(1,743,125)	(975,770)
Cash and cash equivalents at January 1			3,541,597	4,218,099
Effect of exchange rate fluctuations on cash held			26,177	299,268

Cash and cash equivalents at December 31		~~W~~	1,824,649	3,541,597

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2022, there are 16,674,488 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	71
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(*)

For the year ended December 31, 2022, the Controlling Company contributed ~~W~~33,137 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)	December 31, 2022				2022
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,240,164	1,204,010	36,154	13,071,380	8,040
LG Display Germany GmbH		390,689	364,332	26,357	1,786,103	7,724
LG Display Japan Co., Ltd.		161,437	153,479	7,958	1,740,626	1,766
LG Display Taiwan Co., Ltd.		286,732	261,987	24,745	2,061,856	3,298
LG Display Nanjing Co., Ltd.		3,090,527	2,019,251	1,071,276	2,004,475	135,412
LG Display Shanghai Co., Ltd.		270,677	254,918	15,759	736,004	2,982
LG Display Guangzhou Co., Ltd.		3,912,242	2,497,036	1,415,206	3,063,485	143,464
LG Display Shenzhen Co., Ltd.		131,443	121,142	10,301	886,333	3,753
LG Display Singapore Pte. Ltd.		855,851	840,675	15,176	1,859,992	5,451
L&T Display Technology (Fujian) Limited		284,586	204,320	80,266	1,358,301	9,897
LG Display Yantai Co., Ltd.		788,047	201,087	586,960	487,990	119,160
Nanumnuri Co., Ltd.		5,088	3,661	1,427	25,507	194
LG Display (China) Co., Ltd.		2,491,887	337,994	2,153,893	1,921,939	133,486
Unified Innovative Technology, LLC		2,094	7	2,087	—	(927)
LG Display Guangzhou Trading Co., Ltd.		1,308,767	1,278,500	30,267	593,539	20,975
Global OLED Technology, LLC		51,884	4,877	47,007	9,268	(7,828)
LG Display Vietnam Haiphong Co., Ltd.		4,911,791	3,781,985	1,129,806	2,672,155	112,167
Suzhou Lehui Display Co., Ltd.		248,701	86,554	162,147	621,616	16,031
LG DISPLAY FUND I LLC		84,106	27	84,079	—	5,487
LG Display High-Tech (China) Co., Ltd.		5,658,548	3,143,290	2,515,258	2,766,043	(561,016)

	~~W~~	26,175,261	16,759,132	9,416,129	37,666,612	159,516

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2021				2021
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,891,725	1,865,145	26,580	13,585,364	(159)
LG Display Germany GmbH		614,248	597,574	16,674	2,107,714	2,732
LG Display Japan Co., Ltd.		482,445	475,847	6,598	2,332,536	731
LG Display Taiwan Co., Ltd.		472,948	450,519	22,429	2,171,271	2,282
LG Display Nanjing Co., Ltd.		2,072,881	1,103,251	969,630	1,892,179	109,201
LG Display Shanghai Co., Ltd.		575,263	562,025	13,238	934,122	(14,074)
LG Display Guangzhou Co., Ltd.		4,792,782	3,480,019	1,312,763	3,371,505	128,300
LG Display Shenzhen Co., Ltd.		115,545	108,635	6,910	530,023	(10,404)
LG Display Singapore Pte. Ltd.		520,448	511,128	9,320	2,049,047	1,498
L&T Display Technology (Fujian) Limited		432,190	359,239	72,951	1,307,982	(8,946)
LG Display Yantai Co., Ltd.		898,976	411,696	487,280	630,996	(11,857)
Nanumnuri Co., Ltd.		9,907	6,673	3,234	26,068	898
LG Display (China) Co., Ltd.		2,651,061	355,541	2,295,520	2,175,878	380,788
Unified Innovative Technology, LLC		2,814	16	2,798	—	(182)
LG Display Guangzhou Trading Co., Ltd.		703,527	693,105	10,422	1,535,452	1,753
Global OLED Technology, LLC		61,074	9,963	51,111	9,322	(5,714)
LG Display Vietnam Haiphong Co., Ltd.		4,093,339	3,148,557	944,782	2,592,983	270,441
Suzhou Lehui Display Co., Ltd.		332,856	181,707	151,149	614,070	7,040
LG DISPLAY FUND I LLC		43,294	33	43,261	—	49
LG Display High-Tech (China) Co., Ltd.		6,803,960	3,713,739	3,090,221	2,817,308	125,446

	~~W~~	27,571,283	18,034,412	9,536,871	40,683,820	979,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(d)	Information of subsidiaries(before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191
Revenue	~~W~~	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)
Cash flows from operating activities	~~W~~	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase(decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561
Dividends distributed to non-controlling interests	~~W~~	56,056	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848
Revenue	~~W~~	2,175,878	2,817,308
Profit for the year		380,788	125,446
Profit attributable to non-controlling interests		114,301	37,803
Cash flows from operating activities	~~W~~	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330
Dividends distributed to non-controlling interests	~~W~~	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2023, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2023.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(k), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(s), 25)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 14)

•	Inventories (Note 3(d), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(s), 25)

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in these consolidated financial statements are as follows and they have been consistently applied for all periods presented, except if mentioned otherwise:

(a)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2022, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model ( Identifying the contract Identifying performance obligations Determining transaction price Allocating the transaction price to performance obligations Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)	Classification of current/non-current liabilities (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

The amendments clarify that in order for the borrower to have the right to defer payment of liabilities, it must fulfil the conditions of complying with all contractual compliance at the end of the reporting period. Additionally, the possibility of the borrower exercising the right to defer settlement of liabilities for more than 12 months after the reporting period does not affect the liquidity classification of liabilities. In addition, when the settlement of liabilities includes the transfer of equity instruments, where compound financial instrument has a liability and equity portion separately recognised, it does not affect the classification for liquidity purposes. The IASB has published an amendment that postpones the effective date of amendments to no earlier than January 1, 2024, and the Korean Accounting Standards Board plans to revise the K-IFRS accordingly. The Group is monitoring the revision process.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective Continued

(ii)	The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Definition of materiality (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

•	Definition of accounting estimate (K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’.)

•	Deferred taxes on assets and liabilities arising from a single transaction (K-IFRS No. 1012, ‘Income Taxes’.)

•	Disclosure of financial liabilities valuation gains and losses with exercise price adjustment conditions (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	1,076	1,122
Deposits		1,823,573	3,540,475

	~~W~~	1,824,649	3,541,597

Deposits in banks
Time deposits	~~W~~	267,163	2,600
Restricted deposits (*)		1,455,444	740,705

	~~W~~	1,722,607	743,305

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Due from third parties	~~W~~	2,042,746	3,818,980
Due from related parties		316,168	755,809

	~~W~~	2,358,914	4,574,789

(b) Other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net (*)	~~W~~	146,921	108,875
Accrued income		22,505	13,024

	~~W~~	169,426	121,899

Non-current assets
Long-term non-trade receivables	~~W~~	—	2,376

	~~W~~	169,426	124,275

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Group. Accordingly, compensation receivable in the amount of USD 95 million (~~W~~120,394 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others. The balances of compensation receivable as of December 31, 2022 are USD 25 million (~~W~~31,982 million).

Due from related parties included in other accounts receivable, as of December 31, 2022 and 2021 are ~~W~~12,957 million and ~~W~~2,846 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c) The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	1,204	2,005	1,047	1,778
(Reversal of) bad debt expense		(329)	(227)	157	227

Balance at the end of the year	~~W~~	875	1,778	1,204	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d) Other current assets as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Advanced payments	~~W~~	22,134	44,907
Prepaid expenses		74,420	67,540
Value added tax refundable		220,182	608,476
Right to recover returned goods		8,155	7,440

	~~W~~	324,891	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

6.	Other Financial Assets

Other financial assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,573
Derivatives(*1)		119,417	12,741

	~~W~~	119,417	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Deposits	~~W~~	8,962	23,581
Short-term loans		30,062	22,518
Lease receivables		6,914	6,858

	~~W~~	45,938	52,957

	~~W~~	165,355	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	96,064	48,805
Convertible securities		1,797	1,185
Derivatives(*1)		110,663	52,871

	~~W~~	208,524	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	17,624	22,039
Long-term loans		58,806	19,939
Lease receivables		4,144	11,351

	~~W~~	80,574	53,329

	~~W~~	289,098	156,211

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

7.	Inventories

Inventories as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Finished goods	~~W~~	822,177	1,180,329
Work-in-process		1,235,363	1,202,548
Raw materials		651,602	786,739
Supplies		163,776	180,759

	~~W~~	2,872,918	3,350,375

For the years ended December 31, 2022 and 2021, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	25,027,703	24,572,939
Including: Inventory write-downs		245,619	224,576

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2022 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2022			2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	42,784	40%	~~W~~	48,398
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		13,576	13%		11,947
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,976	15%		27,337
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,133	15%		20,708
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
					2022			2021
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*1)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,650	10%	~~W~~	3,679
Nanosys Inc. (*2)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	—		—	4%		14,650

						~~W~~	109,119		~~W~~	126,719

(*1)

During 2022, the Controlling Company recognized a reversal of impairment loss of ~~W~~613 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*2)

During 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2022, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~6,868 million, ~~W~~15,680 million and ~~W~~30,000 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2022 and 2021 of the significant associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2022		December 31, 2021
Total assets	~~W~~	136,784	227,616
Current assets		98,490	175,730
Non-current assets		38,294	51,886
Total liabilities		29,118	105,023
Current liabilities		28,332	93,561
Non-current liabilities		786	11,462
Revenue		319,264	425,516
Profit for the year		6,192	13,364
Other comprehensive loss		(10,216)	(1,258)
Total comprehensive income (loss)		(4,024)	12,106

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2022 and 2021 is as follows:

(i) As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	107,666	40%	43,066	—	(282)	—	42,784

(ii) As of December 31, 2021

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	122,593	40%	49,037	—	(639)	—	48,398

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2022 and 2021 is as follows:

(i) As of December 31, 2022

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,335	2,724	(7,516)	(4,792)

(ii) As of December 31, 2021

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	78,321	2,473	6,867	9,340

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335

		~~W~~	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*)

During 2022, it was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

(In millions of won)
	2021
Company		January 1		Dividends received	Equity income on investments	Other comprehensive income(loss)	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,262	(3,668)	5,307	(503)	—	48,398
	Others		67,289	(400)	2,473	6,867	2,092	78,321

		~~W~~	114,551	(4,068)	7,780	6,364	2,092	126,719

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

Book value as of January 1, 2022	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss (*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others (*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	—	(57,503)	—	—	—	—	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999

Book value as of December 31, 2022	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Acquisition cost as of December 31, 2022	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077

Accumulated depreciation as of December 31, 2022	~~W~~	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(d).

(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407
Accumulated depreciation as of January 1, 2021		—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)
Accumulated impairment loss as of January 1, 2021		—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

Book value as of January 1, 2021	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Additions		—	—	—	—	3,651,064	63,655	—	3,714,719
Depreciation		—	(394,416)	(3,188,694)	(72,065)	—	(62,983)	(259,095)	(3,977,253)
Disposals		(8,975)	(17,655)	(30,046)	(44)	(6,899)	(7)	(40,501)	(104,127)
Impairment loss		—	3,897	(15,287)	(3)	620	—	(7,191)	(17,964)
Others (*3)		—	704,753	1,784,733	110,083	(2,910,055)	—	299,534	(10,952)
Government grants received		—	(5,491)	(80,432)	(60)	—	—	—	(85,983)
Effect of movements in exchange rates		—	167,236	682,295	15,041	11,141	8,294	16,296	900,303

Book value as of December 31, 2021	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Acquisition cost as of December 31, 2021	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190

Accumulated depreciation as of December 31, 2021	~~W~~	—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Capitalized borrowing costs	~~W~~	152,074	64,606
Capitalization rate		3.11%	3.69%

(d)	The Group provides a portion of property, plant and equipment as an operating lease. During 2022, rental income from property, plant and equipment is ~~W~~2,806 million (2021: ~~W~~1,978 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

Book value as of January 1, 2022	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization (*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116

Book value as of December 31, 2022	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957

Acquisition cost as of December 31, 2022	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075

Accumulated amortization as of December 31, 2022	~~W~~	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)

Accumulated impairment loss as of December 31, 2022	~~W~~	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, development costs and others. Details of the impairment loss is explained in Note 10(d).

(*4)	The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316
Accumulated amortization as of January 1, 2021		(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)
Accumulated impairment loss as of January 1, 2021		(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

Book value as of January 1, 2021	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		681,222	23,240	742	—	127,621	—	1,689	—	—	834,514
Amortization (*1)		(190,842)	(101,545)	—	(230,891)	—	—	(169)	—	(1)	(523,448)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	119,543	—	(15,348)	(119,543)	—	—	—	—	(15,348)
Effect of movements in exchange rates		1,825	(6,808)	39	—	(583)	—	—	2,808	—	(2,719)

Book value as of December 31, 2021	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898

Acquisition cost as of December 31, 2021	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300

Accumulated amortization as of December 31, 2021	~~W~~	(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)

Accumulated impairment loss as of December 31, 2021	~~W~~	(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

(c)	Development costs and Intellectual property rights as of December 31, 2022 and 2021 are as follows:

Development costs

(i)	As of December 31, 2022

(In millions of won)

Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552

		~~W~~	279,423

Development in process	TV	~~W~~	60,376
	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796

		~~W~~	565,219

(ii)	As of December 31, 2021

(In millions of won)

Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i)	As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	198,136	7.2
	Licenses agreement(*2)		697,605	6.0

		~~W~~	895,741

Other			1,915	3.6

		~~W~~	897,656

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

(ii)	As of December 31, 2021

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	121,976	5.3
	Licenses agreement	(*2)		805,480	6.2

			~~W~~	927,456

Other				862	3.5

			~~W~~	928,318

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU

(i)	Changes in Cash Generating Unit(“CGU”)

During 2022, the Group distinguished Display (Large OLED) CGU as a separate CGU from the existing Display CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses. As of December 31, 2022, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Changes in the carrying amount of goodwill allocated to the related CGUs are as follows:

(In millions of won)
			2022
	December 31, 2021		Effect of movements in exchange rates	Changes in CGU (*)	Impairment	December 31, 2022
Display CGU	~~W~~	48,339	2,185	(26,963)	—	23,561
Display (Large OLED) CGU		—	—	26,963	(26,963)	—

		48,339	2,185	—	(26,963)	23,561

(*)	During 2022, a portion of goodwill allocated to Display CGU as of December 31, 2021 was re-allocated to Display (Large OLED) CGU.

(ii)	Impairment assessment on CGU

As of December 31, 2022, the Group performed impairment tests for Display CGU and Display (Large OLED) CGU. No impairment test was performed for Display (AD PO) CGU, impairment loss for which was initially recognized in 2019, as there was no indicator of impairment or reversal identified during 2022.

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU and Display (Large OLED) CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2022
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%

2021
Display CGU	10.5%	8.4%	1.0%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU, Continued

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of each CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~365,774 million. Management has identified that a reasonably possible change in two key assumptions could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. Specifically, the discount rate and terminal growth rate would need to increase by 0.28% and decrease by 0.31%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

As a result of the impairment test, due to unfavorable changes in the business environment, the carrying amount of Display (Large OLED) CGU exceeded the recoverable amount of ~~W~~2,999,393 million and an impairment loss of ~~W~~1,330,529 million was recognized as other non-operating expenses. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~262,590 million (8.8%) and if the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~201,256 million (6.7%).

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2022 are as follows:

(In millions of won)
	2022
Book value as of January 1, 2022	~~W~~	—
Transfer from property, plant and equipment		36,809
Depreciation		(804)
Impairment loss		(7,736)

Book value as of December 31, 2022	~~W~~	28,269

(b)	During 2022, rental income from investment property is ~~W~~358 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	2,578,552	613,733
Current portion of long-term borrowings and bonds		2,855,565	3,393,506
Derivatives (*1)		14,443	8,594
Cash flow hedging derivatives (*2)		—	13,400
Lease liabilities		40,694	40,479

	~~W~~	5,489,254	4,069,712

Non-current
Won denominated borrowings	~~W~~	1,644,602	2,173,500
Foreign currency denominated borrowings		6,780,593	5,487,091
Bonds		1,132,098	995,976
Derivatives (*1)		32,965	2,331
Lease liabilities		32,094	43,847

	~~W~~	9,622,352	8,702,745

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2022 and 2021 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
The Export-Import Bank of Korea and others	2.13~6.01	~~W~~	1,952,289		—
Standard Chartered Bank Vietnam and others	3.10~5.59		626,263		613,733

Foreign currency equivalent			USD 1,252	USD	518
			CNY 1,000		—

		~~W~~	2,578,552		613,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Korea Development Bank and others	1.90~5.30	~~W~~	2,986,102	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,644,602	2,173,500

(d)	Foreign currency denominated long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
KEB Hana Bank and others	1.82~6.86	~~W~~	2,674,003	2,163,538
China Construction Bank and others	3.00~6.34		5,304,007	4,489,974

Foreign currency equivalent			USD 3,494	USD 2,782
			CNY 19,569	CNY 18,017
Less current portion of long-term borrowings		~~W~~	(1,197,417)	(1,166,421)

		~~W~~	6,780,593	5,487,091

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2022 and 2021 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2023 ~ February 2027	2.29~3.66	~~W~~	1,215,000	1,320,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	160,000
Less discount on bonds				(2,927)	(2,534)
Less current portion				(189,975)	(599,825)

			~~W~~	1,132,098	877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	5.88	~~W~~	126,730	118,550
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(57)	(215)
Less current portion				(126,673)	—

			~~W~~	—	118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	—	1,015,760
Foreign currency equivalent				—	USD 857
Less current portion				—	(1,015,760)

			~~W~~	—	—

			~~W~~	1,132,098	995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)

USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance(USD 21 million) was fully redeemed upon the Group’s exercise of it early redemption right.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued in 2019 and early redeemed during the year ended December 31, 2022 are as follows :

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

     The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Group designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,602,697	1,684,096
Fair value of plan assets		(2,048,687)	(1,750,783)

	~~W~~	(445,990)	(66,687)

Defined benefit liabilities, net	~~W~~	1,531	1,589
Defined benefit assets, net	~~W~~	447,521	68,276

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Defined benefit obligations at January 1	~~W~~	1,684,096	1,397,542
Current service cost		173,534	150,136
Interest cost		59,104	35,902
Remeasurements (before tax)		(195,908)	205,318
Benefit payments		(116,472)	(101,973)
Net transfers from (to) related parties		(1,363)	(2,798)
Others		(294)	(31)

Defined benefit obligations at December 31	~~W~~	1,602,697	1,684,096

Weighted average remaining maturity of defined benefit obligations as of December 31, 2022 and 2021 are 12.95 years and 15.63 years, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Fair value of plan assets at January 1	~~W~~	1,750,783	1,621,041
Expected return on plan assets		64,378	41,797
Remeasurements (before tax)		(30,044)	(15,483)
Contributions by employer directly to plan assets		371,398	201,417
Benefit payments		(107,828)	(97,989)

Fair value of plan assets at December 31	~~W~~	2,048,687	1,750,783

The estimated contributions payable in the following financial year is ~~W~~204,867 million.

(d)	Plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	2,048,687	1,750,783

As of December 31, 2022, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	173,534	150,136
Net interest cost		(5,274)	(5,895)

	~~W~~	168,260	144,241

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

Expenses are recognized in the consolidated statements of comprehensive income as follows:

(In millions of won)
	2022		2021
Cost of sales	~~W~~	128,706	110,750
Selling expenses		8,017	6,631
Administrative expenses		18,780	16,496
Research and development expenses		12,757	10,364

	~~W~~	168,260	144,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	(125,293)	38,154
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(83,376)	(124,974)
Demographic assumptions		(8,020)	(7,206)
Financial assumptions		287,304	(73,138)
Return on plan assets		(30,044)	(15,483)
Group’s share of associates regarding remeasurements		32	(84)

	~~W~~	165,896	(220,885)

Income tax	~~W~~	(43,503)	57,438

Balance at December 31	~~W~~	(2,900)	(125,293)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2022 and 2021 (expressed as weighted averages) are as follows:

	December 31, 2022	December 31, 2021
Expected rate of salary increase	4.7%	3.7%
Discount rate for defined benefit obligations	5.4%	3.1%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2022	December 31, 2021
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2022:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(178,526)	211,370
Expected rate of salary increase		220,949	(188,732)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Provisions

Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,680	251,395	(816)	252,259
Usage		—	(259,153)	—	(259,153)

Balance at December 31, 2022	~~W~~	1,680	249,368	8,431	259,479

Current	~~W~~	1,680	163,211	8,431	173,322
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,203,935 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2022, the short-term borrowings that are outstanding but past due in connection with these agreements is ~~W~~380,877 million. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	USD 10	12,673	USD 10	12,578
	Sumitomo Mitsui Banking Corporation	USD 20	25,346	—	—
	MUFG Bank	USD 180	228,114	USD 29	36,973
	BNP Paribas	USD 65	82,375	—	—
	ING Bank	USD 40	50,692	USD 7	8,292

		USD 315	399,200	USD 46	57,843

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 100	126,730	USD 32	40,120
	United Overseas Bank Limited	USD 200	253,460	USD 90	113,831
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	63,365	—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD 300	380,190	USD 30	37,875

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	19,010	—	—
	Australia and New Zealand Banking Group Ltd.	USD 120	152,076	USD 7	8,872

LG Display Germany GmbH	BNP Paribas	USD 135	171,086	USD 125	158,412

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	506,920	USD 400	506,917
	Standard Chartered Bank	USD 800	1,013,840	USD 717	908,604
	ING Bank	USD 150	190,095	USD 72	91,134

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD 200	253,460	USD 42	53,234
	Chelsea Capital Corporation	USD 120	152,076	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	38,019	USD 12	15,235

		USD 2,620	3,320,327	USD 1,527	1,934,234

		USD 2,935	3,719,527	USD 1,573	1,992,077

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	190,095
	CNY 1,800		326,592
Sumitomo Mitsui Banking Corporation	USD 100		126,730
Industrial Bank of Korea	USD 200		253,460
Industrial and Commercial Bank of China	USD 150		190,095
Shinhan Bank	USD 270		342,171
	KRW 300,000		300,000
KB Kookmin Bank	USD 400		506,920
MUFG Bank	USD 150		190,095
The Export–Import Bank of Korea	USD 100		126,730
Citibank Korea	USD 100		126,730
Standard Chartered Bank	USD 400		506,920

	USD 2,020
	CNY 1,800
	KRW 300,000	~~W~~	3,186,538

Payment guarantees

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 900 million (~~W~~163,296 million), JPY 900 million (~~W~~8,579 million), EUR 2.5 million (~~W~~3,378 million), VND 65,094 million (~~W~~3,496 million), and USD 0.5 million (~~W~~634 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 11,164 million (~~W~~2,025,596 million) from China Construction Bank and others, as of December 31, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~758,097 million as pledged assets.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2022 are ~~W~~1,200,041million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to December 31, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to December 31, 2022.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss on valuation of derivatives	~~W~~	—	(9,227)
Foreign currency translation differences for foreign operations		509,620	566,651
Other comprehensive loss from associates		(29,992)	(20,282)

	~~W~~	479,628	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

16.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2021	~~W~~	—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	705,318	4,497	700,588

December 31, 2021	~~W~~	(9,227)	566,651	(20,282)	537,142

January 1, 2022	~~W~~	(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)

December 31, 2022	~~W~~	—	509,620	(29,992)	479,628

17.	Revenue

Details of revenue for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	26,318,585	29,824,886
Royalties		12,402	13,977
Others		33,750	39,180
Hedging loss		(212,956)	—

	~~W~~	26,151,781	29,878,043

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2022 and 2021.

(a)	Revenue by geography

(In millions of won)
	2022		2021
Domestic	~~W~~	678,246	632,531
Foreign
China		17,434,407	19,866,707
Asia (excluding China)		2,796,648	3,256,126
United States		3,078,924	3,263,055
Europe (excluding Poland)		988,566	1,159,669
Poland		1,387,946	1,699,955

	~~W~~	25,686,491	29,245,512

	~~W~~	26,364,737	29,878,043

Total revenue excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,731,702million and ~~W~~4,699,282 million, respectively, for the year ended December 31, 2022 (2021: ~~W~~12,019,534 million and ~~W~~5,924,262 million, respectively). The Group’s top ten end-brand customers together accounted for 86% of sales for the year ended December 31, 2022 (2021: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2022			December 31, 2021
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,042,794	1,633,866	12,006,204	1,452,823
Foreign
China		4,302,527	53,388	6,393,129	83,655
Vietnam		2,590,438	20,315	2,146,652	19,954
Others		11,174	45,388	12,461	88,466

	~~W~~	6,904,139	119,091	8,552,242	192,075

	~~W~~	20,946,933	1,752,957	20,558,446	1,644,898

(c)	Revenue by product and services

(In millions of won)
	2022		2021
TV	~~W~~	6,975,269	9,466,192
IT		11,197,954	12,458,740
Mobile and others(*)		8,191,514	7,953,111

	~~W~~	26,364,737	29,878,043

(*)

Total revenue excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	477,457	(1,179,232)
Purchases of raw materials, merchandise and others		13,521,132	15,207,659
Depreciation and amortization		4,557,457	4,500,701
Outsourcing		1,096,681	776,755
Labor		3,669,275	3,795,943
Supplies and others		1,212,142	1,235,473
Utility		1,189,105	1,029,953
Fees and commissions		834,449	789,885
Shipping		276,253	345,204
Advertising		108,315	126,335
Warranty		251,395	216,873
Travel		66,428	59,519
Taxes and dues		144,038	141,131
Impairment loss on property, plant and equipment		1,260,436	19,085
Impairment loss on intangible assets		136,372	29,488
Others		925,259	671,894

	~~W~~	29,726,194	27,766,666

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	354,709	387,414
Expenses related to defined benefit plans		26,872	22,859
Other employee benefits		91,396	86,757
Shipping		213,613	298,684
Fees and commissions		272,337	248,478
Depreciation		263,739	267,042
Taxes and dues		69,851	74,542
Advertising		108,315	126,335
Warranty		251,395	216,873
Insurance		15,100	16,654
Travel		17,912	6,935
Training		15,458	15,556
Others		126,022	84,323

	~~W~~	1,826,719	1,852,452

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	2,975,325	3,138,798
Other employee benefits		652,915	589,598
Contributions to National Pension plan		77,062	68,962
Expenses related to defined benefit plans and defined contribution plans		169,362	144,739

	~~W~~	3,874,664	3,942,097

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	3,098,553	1,210,689
Gain on disposal of property, plant and equipment		25,737	19,367
Gain on disposal of intangible assets		—	196
Reversal of impairment loss on property, plant and equipment		3,181	1,121
Reversal of impairment loss on intangible assets		1,975	1,152
Rental income		2,806	1,978
Others		53,585	17,632

	~~W~~	3,185,837	1,252,135

(b)	Details of other non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	2,957,048	1,161,628
Loss on disposal of property, plant and equipment		54,432	64,350
Impairment loss on property, plant, and equipment		1,260,436	19,085
Loss on disposal of intangible assets		193	—
Impairment loss on intangible assets		136,372	29,488
Impairment loss on investments		7,736	—
Donations		1,767	1,099
Others		28,430	5,209

	~~W~~	4,446,414	1,280,859

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

23.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance income
Interest income	~~W~~	85,624	88,888
Foreign currency gain		308,665	81,600
Gain on disposal of investments		2,993	—
Reversal of impairment loss on investments		613	4,701
Gain on transaction of derivatives		49,503	9,393
Gain on valuation of derivatives		193,570	234,742
Gain on disposal of financial assets at fair value through profit or loss		173	—
Gain on valuation of financial assets at fair value through profit or loss		11,678	6,511
Gain on valuation of financial liabilities at fair value through profit or loss		220,240	—

	~~W~~	873,059	425,835

Finance costs
Interest expense	~~W~~	414,521	434,089
Foreign currency loss		440,604	381,132
Loss on disposal of investments		80	—
Impairment loss on investments in equity accounted investees		—	2,609
Loss on repayment of borrowings		2,672	250
Loss on sale of trade accounts and notes receivable		37,087	4,877
Loss on transaction of derivatives		359	1,049
Loss on valuation of derivatives		65,585	21,795
Loss on disposal of financial assets at fair value through profit or loss		2	1,242
Loss on valuation of financial assets at fair value through profit or loss		5,205	704
Loss on valuation of financial liabilities at fair value through profit or loss		—	68,421
Others		248	446

	~~W~~	966,363	916,614

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense (benefit)
Current year	~~W~~	206,465	199,591
Adjustment for prior years		(59,484)	163,570

	~~W~~	146,981	363,161

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(842,529)	60,233
Change in unrecognized deferred tax assets(*)		457,763	(38,053)

	~~W~~	(384,766)	22,180

Income tax expense (benefit)	~~W~~	(237,785)	385,341

(*)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022				2021
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	165,864	(43,503)	122,361	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227	(12,495)	3,268	(9,227)
Foreign currency translation differences for foreign operations		(80,718)	(245)	(80,963)	871,292	(1,503)	869,789
Change in equity of equity method investee		(11,603)	1,925	(9,678)	6,364	(1,951)	4,413

	~~W~~	86,038	(45,091)	40,947	644,360	57,252	701,612

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)
	2022			2021
Profit (loss) for the year	~~W~~		(3,195,585)		1,333,544
Income tax expense (benefit)			(237,785)		385,341

Profit (loss) before income tax			(3,433,370)		1,718,885

Income tax expense (benefit) using the statutory tax rate of each country		21.51%	(738,403)	30.37%	521,954
Non-deductible expenses		(0.55%)	18,742	1.01%	17,354
Tax credits		4.23%	(145,189)	(3.28%)	(56,439)
Change in unrecognized deferred tax assets(*1)		(13.33%)	457,763	(2.21%)	(38,053)
Adjustment for prior years (*2)		0.06%	(2,072)	(0.49%)	(8,349)
Effect on change in tax rate		(4.90%)	168,372	(2.29%)	(39,338)
Others		(0.09%)	3,002	(0.69%)	(11,788)

Income tax benefit	~~W~~		(237,785)		385,341

Effective tax rate			(*3)		22.42%

(*1)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(*2)	Adjustment for prior years in 2022 and 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2022, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~619,258 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2022, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032
Tax credit carryforwards	~~W~~	660,670	7,302	18,511	143,815	88,847	106,762	61,506	77,721	156,206

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,009)	(17)	(2,009)	(17)
Inventories, net		62,014	68,679	—	—	62,014	68,679
Defined benefit liabilities, net		—	—	(95,850)	(26,642)	(95,850)	(26,642)
Investments in subsidiaries and associates		—	—	(252,375)	(233,552)	(252,375)	(233,552)
Accrued expenses		111,293	250,582	—	—	111,293	250,582
Property, plant and equipment		704,117	632,378	(17,322)	(28,886)	686,795	603,492
Intangible assets		25,340	17,450	(4,042)	(6,636)	21,298	10,814
Provisions		57,210	68,893	—	—	57,210	68,893
Other temporary differences		112,771	130,274	(26,519)	(19,596)	86,252	110,678
Tax loss carryforwards		1,795,132	958,624	—	—	1,795,132	958,624
Tax credit carryforwards		170,971	489,505	—	—	170,971	489,505

Deferred tax assets (liabilities)	~~W~~	3,038,848	2,616,385	(398,117)	(315,329)	2,640,731	2,301,056

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards which are primarily related to Korea is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Group’s assumptions in revenue and operating expenditures.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2021		Profit or loss	Other comprehensive Income	December 31, 2021	Profit or loss	Other comprehensive loss	December 31, 2022
Other accounts receivable, net	~~W~~	(13)	(4)	—	(17)	(1,992)	—	(2,009)
Inventories, net		60,539	8,140	—	68,679	(6,665)	—	62,014
Defined benefit liabilities, net		(35,617)	(48,463)	57,438	(26,642)	(25,705)	(43,503)	(95,850)
Subsidiaries and associates		(79,301)	(150,797)	(3,454)	(233,552)	(20,503)	1,680	(252,375)
Accrued expenses		123,106	127,476	—	250,582	(139,289)	—	111,293
Property, plant and equipment		607,315	(3,823)	—	603,492	83,303	—	686,795
Intangible assets		11,469	(655)	—	10,814	10,484	—	21,298
Provisions		63,943	4,950	—	68,893	(11,683)	—	57,210
Other temporary differences		169,565	(62,155)	3,268	110,678	(21,158)	(3,268)	86,252
Tax loss carryforwards		953,209	5,415	—	958,624	836,508	—	1,795,132
Tax credit carryforwards		391,769	97,736	—	489,505	(318,534)	—	170,971

Deferred tax assets (liabilities)	~~W~~	2,265,984	(22,180)	57,252	2,301,056	384,766	(45,091)	2,640,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Earnings (Loss) per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2022 and 2021 are as follows:

(In won and No. of shares)
	2022		2021
Profit (loss) attributable to owners of the Controlling Company for the year	~~W~~	(3,071,564,667,651)	1,186,182,126,952
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(8,584)	3,315

For the years ended December 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share for the year ended December 31, 2022

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2022. As of December 31, 2022, the convertible bonds have been redeemed in full.

Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	~~W~~	1,186,182,126,952
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company		1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698

Diluted earnings per share	~~W~~	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
	2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2022 and 2021 is as follows:

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2022 and 2021 and the exchange rates at December 31, 2022 and December 31, 2021 are as follows:

(In won)
	Average rate (year-to-date)			Reporting date spot rate
	2022		2021	December 31, 2022	December 31, 2021
USD	~~W~~	1,291.15	1,144.10	1,267.30	1,185.50
JPY		9.85	10.42	9.53	10.30
CNY		191.60	177.36	181.44	186.26
TWD		43.36	40.99	41.27	42.84
EUR		1,357.29	1,353.25	1,351.20	1,342.34
PLN		289.78	296.51	288.70	292.11
VND		0.0551	0.0499	0.0537	0.0521

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2022 and 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(114,317)	(23,215)	(74,214)	2,339
JPY (5 percent weakening)		(8,614)	(8,541)	(5,437)	(3,288)
CNY (5 percent weakening)		(105,926)	(5)	(64,732)	172
TWD (5 percent weakening)		68	3	70	5
EUR (5 percent weakening)		896	(281)	178	(858)
PLN (5 percent weakening)		11	11	29	29
VND (5 percent weakening)		(6,161)	(6,161)	(3,865)	(3,865)

A stronger won against the above currencies as of December 31, 2022 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Group used derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. There is no derivative with cash flow hedging accounting as December 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the year ended December 31, 2022 is ~~W~~212,956 million as a result of realization of forecast export transactions.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,730 million (~~W~~2,192,429 million) and interest rate swap contracts amounting to ~~W~~470,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	3,547,256	4,284,950
Financial liabilities		(6,025,365)	(5,237,711)

	~~W~~	(2,478,109)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(8,966,045)	(7,426,095)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2022 and 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2022
Variable rate instruments (*)	~~W~~	(49,885)	49,885	(49,885)	49,885
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR (“unreformed contracts”). As of December 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)
	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,346,617	2,002,334
Derivative assets
Cross currency interest rate swap contracts	~~W~~	168,730	168,730

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,823,573	3,540,475
Deposits in banks		1,722,618	743,316
Trade accounts and notes receivable, net		2,358,914	4,574,789
Non-trade receivables		146,921	108,875
Accrued income		22,505	13,024
Deposits		26,586	45,620
Short-term loans		30,062	22,518
Long-term loans		58,806	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		11,058	18,209

	~~W~~	6,201,043	9,089,141

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	2,758
Derivatives		230,080	65,612

	~~W~~	231,877	68,370

Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	6,432,920	9,158,464

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	24,366,792	23,392,014
Total equity		11,319,227	14,762,501
Cash and deposits in banks (*1)		3,547,256	4,284,902
Borrowings (including bonds)		14,991,410	12,663,806
Total liabilities to equity ratio		215%	158%
Net borrowings to equity ratio (*2)		101%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022				December 31, 2021
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,824,649	(	*)	3,541,597	(	*)
Deposits in banks		1,722,618	(	*)	743,316	(	*)
Trade accounts and notes receivable		2,358,914	(	*)	4,574,789	(	*)
Non-trade receivables		146,921	(	*)	108,875	(	*)
Accrued income		22,505	(	*)	13,024	(	*)
Deposits		26,586	(	*)	45,620	(	*)
Short-term loans		30,062	(	*)	22,518	(	*)
Long-term loans		58,806	(	*)	19,939	(	*)
Long-term non-trade receivables		—	(	*)	2,376	(	*)
Lease receivables		11,058	(	*)	18,209	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	96,064	96,064		48,805	48,805
Convertible securities		1,797	1,797		2,758	2,758
Derivatives		230,080	230,080		65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—		905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	47,408	47,408		10,925	10,925
Convertible bonds		—	—		1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	—		13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,542,664	13,521,494		10,052,245	10,064,068
Bonds		1,448,746	1,377,696		1,595,801	1,596,044
Trade accounts and notes payable		4,061,684	(	*)	4,814,055	(	*)
Other accounts payable		3,242,929	(	*)	3,401,346	(	*)
Long-term other accounts payable		435,232	(	*)	496,083	(	*)
Security deposits received		146,788	(	*)	11,199	(	*)
Lease liabilities		72,788	(	*)	84,326	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

(In millions of won)	December 31, 2022				Valuation technique	Input

Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	2,758	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	65,612	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

v)	The interest rates applied for determination of the above fair value as of December 31, 2022 and 2021 are as follows

	December 31, 2022	December 31, 2021
Borrowings, bonds and others	5.11~6.68%	2.21~4.38%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2022 , and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2022 is as follows:

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	~~W~~	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
(Reversal of) Bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments, Continued

(In millions of won)
	2021
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	88,888	—	—	—	—	88,888
Interest expense		—	(418,674)	—	(15,415)	—	(434,089)
Foreign currency differences		668,140	(848,072)	—	(70,249)	—	(250,181)
(Reversal of) Bad debt expense		(273)	—	—	—	—	(273)
Gain or loss on disposal		(4,877)	—	(1,242)	—	—	(6,119)
Gain or loss on valuation		—	(250)	5,808	(68,421)	—	(62,863)
Gain or loss on derivative		—	—	—	—	221,292	221,292
Others		—	—	—	(14)	—	(14)

	~~W~~	751,878	(1,266,996)	4,566	(154,099)	221,292	(443,359)

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2022 and 2021 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	56,167	54,417	1,330	7,062	890	119,866
Additions and others		60,515	460	456	11,033	103	72,567
Depreciation		(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairment		(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others		—	(420)	—	—	—	(420)
Gain or loss on foreign currency translation		20	1,082	(49)	(804)	205	454

Balance at December 31	~~W~~	51,033	51,804	598	8,502	721	112,658

(In millions of won)
	2021
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	55,166	47,411	1,859	5,970	501	110,907
Additions and others		54,728	39	870	7,620	398	63,655
Depreciation		(51,368)	(2,985)	(1,469)	(6,745)	(416)	(62,983)
Disposals		(7)	—	—	—	—	(7)
Gain or loss on foreign currency translation		(2,352)	9,952	70	217	407	8,294

Balance at December 31	~~W~~	56,167	54,417	1,330	7,062	890	119,866

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest on lease liabilities	~~W~~	(3,656)	(3,664)
Income from sub-leasing right-of-use assets		541	712
Expenses relating to short-term leases		(785)	(824)
Expenses relating to leases of low-value assets		(632)	(577)

(iii)	Changes in lease liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	84,326	83,431
Additions and others		67,102	64,172
Interest expense		3,656	3,664
Repayment of liabilities		(82,296)	(66,941)

Balance at December 31	~~W~~	72,788	84,326

(b)	Leases as lessor

(i)	Finance lease

During the years ended December 31, 2022 and 2021, the Group recognized interest income on lease receivables of ~~W~~533 million and ~~W~~712 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2022		December 31, 2021
6 months or less	~~W~~	3,593	3,688
6-12 months		3,593	3,688
1-2 years		4,191	7,376
2-5 years		—	4,303
Total undiscounted lease receivable		11,377	19,055
Unearned finance income		(319)	(846)
Net Investment in the lease		11,058	18,209

(ii)	Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2022 are as follows:

(In millions of won)
	January 1, 2022		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2022
Short-term borrowings	~~W~~	613,733	1,922,283	—	42,536	—	—	2,578,552
Current portion of long-term borrowings and bonds(*)		3,393,506	(4,209,915)	3,626,345	251,645	11,550	(217,566)	2,855,565
Long-term borrowings		7,660,591	4,165,508	(3,318,143)	(78,321)	—	(4,440)	8,425,195
Bonds		995,976	443,230	(308,202)	—	1,094	—	1,132,098
Lease liabilities		84,326	(82,296)	—	(1,806)	—	72,564	72,788
Dividend payable		3,679	(292,786)	—	—	—	289,107	—

	~~W~~	12,751,811	1,946,024	—	214,054	12,644	139,665	15,064,198

(*) Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~ 2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2022 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
WooRee E&L Co., Ltd.		—	—	12,321	—	—	2
YAS Co., Ltd.		—	100	14,291	29,951	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	272,649	29,951	64,492	14,599

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	238,358	—	19,808	517,476	—	137,703
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	334,099	—	—	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	—	—	414
LG Electronics do Brasil Ltda.		88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—	—	9,258
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,315
Others		572	—	592	608	—	913

	~~W~~	3,993,873	—	10,772	624	—	111,872

	~~W~~	4,232,231	4,461	303,229	548,051	64,492	264,174

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
WooRee E&L Co., Ltd.		—	—	13,541	—	—	79
YAS Co., Ltd.		—	200	10,337	54,071	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	390,188	54,071	72,156	14,122

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	270,396	—	19,805	395,654	—	130,924
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	607	—	1,445
LG Electronics Nanjing New Technology Co., Ltd.		449,390	—	—	—	—	1,263
LG Electronics RUS, LLC		98,812	—	—	—	—	1,141

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co., Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968

	~~W~~	4,649,850	—	27,657	1,670	—	109,725

	~~W~~	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Associates
AVATEC Co., Ltd.	~~W~~	—	3	3,756	2,748
Paju Electric Glass Co., Ltd.		—	—	30,431	79,302
WooRee E&L Co., Ltd.		878	878	1,502	2,915
YAS Co., Ltd.		—	—	7,680	20,116
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	43,369	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	69,447	67,629	99,934	105,918
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.		5,669	7,319	15	111
LG Electronics Vietnam Haiphong Co., Ltd.		50,173	52,327	53	252
LG Electronics Nanjing New Technology Co., Ltd.		30,018	102,691	—	155
LG Electronics do Brasil Ltda.		10,997	5,910	—	—
LG Innotek Co., Ltd. (*)		3,838	767	209,032	40,135

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
LG Electronics Mlawa Sp. z o.o.	~~W~~	94,346	218,206	155	22
LG Electronics Reynosa, S.A. DE C.V.		16,760	195,093	167	10
LG Electronics Japan, Inc.		—	—	566	471
P.T. LG Electronics Indonesia		45,617	73,732	195	32
LG Electronics Taiwan Taipei Co., Ltd.		—	2,046	77	53
Others		2,260	32,932	4,574	3,921

	~~W~~	259,678	691,023	214,834	45,162

	~~W~~	330,003	759,533	358,137	256,260

(*)	Including deposits received amount ~~W~~180,000 million from lease agreement

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the year ended December 31, 2022, and details of significant financing transactions with related parties for the year ended December 31, 2021, are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2022 and 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	201,144	165,875	—	—
LG Uplus Corp.		—	2,615	—	349
LG Chem Ltd. and its subsidiaries		313	556,447	75	78,925
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		476	1,116,661	—	284,373
LX Semicon Co., Ltd.(*1)		—	723,152	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,222	—	524
LG CNS Co., Ltd. and its subsidiaries		47	276,845	20	94,287
LG Household & Health Care Ltd. and its subsidiaries		—	281	—	—
G2R Inc. and its subsidiaries		—	39,979	—	11,193
Robostar Co., Ltd.		—	1,586	—	407

	~~W~~	201,980	2,978,255	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	570,716	287,203	48,955	41,355
LG Uplus Corp.		—	2,355	—	163
LG Chem Ltd. and its subsidiaries		172	634,886	2,974	111,761
S&I Corp. and its subsidiaries		313	409,845	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	1,356,864	117	112,572
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,069	3,480	205
LG CNS Co., Ltd. and its subsidiaries		118	329,724	100	186,784
LG Household & Health Care Ltd. and its subsidiaries		—	335	—	55
LG Holdings Japan Co., Ltd.		—	512	—	—
G2R Inc. and its subsidiaries		—	23,521	—	11,933
Robostar Co., Ltd.		—	7,600	—	2,006

	~~W~~	573,870	3,142,334	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Short-term benefits	~~W~~	2,305	3,747
Expenses related to the defined benefit plan		417	366

	~~W~~	2,722	4,113

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)
	2022		2021
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	480,322	445,028
Changes in other accounts payable arising from the purchase of intangible assets		(113,185)	529,826
Recognition of right-of-use assets and lease liabilities		54,927	63,655

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2022 and 2021, the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2022, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 3, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2022. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Determination of cash generating unit (CGU) and impairment assessment for Display (Large OLED) CGU

As discussed in Notes 3(k)(ii), 9 and 10 to the separate financial statements, the Company’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~15,680,025 million as of December 31, 2022. The Company changed its identification of CGU from Display CGU and Display (AD PO) CGU to Display (Large OLED) CGU, Display CGU and Display (AD PO) CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses in 2022. During the year ended December 31, 2022, the Company recognized impairment loss of ~~W~~389,260 million relating to the Display (Large OLED) CGU. The recoverable amount used by the Company in impairment assessment of the Display (Large OLED) CGU is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (Large OLED) CGU as a key audit matter because determination of CGU requires significant judgement in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, revenue and operating expenditures for the forecast period, discount rate and terminal growth rate used to estimate value in use for impairment assessment of Display (Large OLED) CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Company’s impairment assessment of Display (Large OLED) CGU.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of revenue and operating expenditures forecasts, discount rate and terminal growth rate assumptions for Display (Large OLED) CGU.

•

We evaluated the Company’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets and considering the relevant factors specified by relevant accounting standards.

•

We tested the Company’s businesses inter-dependencies analysis, by inspection of document as to how the Company monitors operations and makes decisions about continuing or disposing of assets and operations.

•

For the impairment assessment of Display (Large OLED) CGU, we compared the Company’s historical revenue and operating expenditures forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate and terminal growth rate assumptions used to estimate value in use for impairment assessment of Display (Large OLED) CGU to assess the impact of changes in those assumptions on the Company’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports, industry reports and historical performance of the Company.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Notes 3(r) and 25 to the separate financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Company had ~~W~~2,413,563 million of deferred tax assets and ~~W~~660,670 million of unrecognized tax credit carryforwards, as of December 31, 2022.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expired. The subjectivity is primarily driven by the Company’s assumptions in revenue, operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Company’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Company’s estimates of future taxable income, including analyzing the Company’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Company’s ability to accurately forecast.

•	We also evaluated the Company’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether these separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2023

This report is effective as of March 3, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 27	~~W~~	692,312	950,847
Deposits in banks	4, 27		42,804	76,913
Trade accounts and notes receivable, net	5, 15, 27, 30		2,475,920	5,051,836
Other accounts receivable, net	5, 27		135,116	79,939
Other current financial assets	6, 27		149,479	37,764
Inventories	7		1,924,594	2,130,997
Prepaid income tax			1,092	57,722
Other current assets	5		205,860	180,638

Total current assets			5,627,177	8,566,656
Deposits in banks	4, 27		11	11
Investments	8		4,837,704	4,942,729
Other non-current accounts receivable, net	5, 27		13,364	5,122
Other non-current financial assets	6, 27		190,067	87,469
Property, plant and equipment, net	9, 28		14,044,844	12,010,858
Intangible assets, net	10		1,635,181	1,459,812
Investment Property	11		28,269	—
Deferred tax assets	25		2,413,563	2,238,410
Defined benefits assets, net	13		447,521	68,276
Other non-current assets			21,338	98,779

Total non-current assets			23,631,862	20,911,466

Total assets		~~W~~	29,259,039	29,478,122

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	8,391,251	6,528,451
Current financial liabilities	12, 27, 29		4,014,046	2,557,696
Other accounts payable	27		2,813,350	2,800,823
Accrued expenses			558,503	1,012,009
Provisions	14		172,092	171,865
Advances received			28,184	30,060
Other current liabilities			65,585	48,065

Total current liabilities			16,043,011	13,148,969
Non-current financial liabilities	12, 27, 29		5,119,695	5,038,155
Non-current provisions	14		86,157	92,942
Other non-current liabilities	27		659,737	555,238

Total non-current liabilities			5,865,589	5,686,335

Total liabilities			21,908,600	18,835,304

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	17		3,310,247	6,611,853
Reserves	17		—	(9,227)

Total equity			7,350,439	10,642,818

Total liabilities and equity		~~W~~	29,259,039	29,478,122

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021

Revenue	18, 30	~~W~~	24,131,172	28,364,914
Cost of sales	7, 19, 30		(24,870,325)	(25,346,568)

Gross profit (loss)			(739,153)	3,018,346
Selling expenses	19, 20		(517,397)	(502,412)
Administrative expenses	19, 20		(582,717)	(590,826)
Research and development expenses	19		(1,362,196)	(1,203,177)

Operating profit (loss)			(3,201,463)	721,931

Finance income	23		691,501	291,665
Finance costs	23		(572,487)	(629,216)
Other non-operating income	22		2,266,820	889,413
Other non-operating expenses	19, 22		(2,598,888)	(880,594)

Profit (Loss) before income tax			(3,414,517)	393,199
Income tax benefit	24		(223,130)	(158,974)

Profit (Loss) for the year			(3,191,387)	552,173

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		122,361	(163,363)
Items that will be reclassified to profit or loss
Gain(Loss) on valuation of derivative	24, 27		9,227	(9,227)
Other comprehensive income (loss) for the period, net of income tax			131,588	(172,590)

Total comprehensive income (loss) for the period		~~W~~	(3,059,799)	379,583

Earnings (loss) per share (in won)
Basic earnings (loss) per share	26	~~W~~	(8,919)	1,543
Diluted earnings (loss) per share	26	~~W~~	(8,919)	1,540

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income (loss) for the period
Profit for the year		—	—	552,173	—	552,173
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)

Total other comprehensive loss		—	—	(163,363)	(9,227)	(172,590)

Total comprehensive income (loss) for the period	~~W~~	—	—	388,810	(9,227)	379,583

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive lncome (loss) for the period
Loss for the year		—	—	(3,191,387)	—	(3,191,387)
Other comprehensive income
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361
Gain on valuation of derivative		—	—	—	9,227	9,227

Total other comprehensive income		—	—	122,361	9,227	131,588

Total comprehensive income (loss) for the period	~~W~~	—	—	(3,069,026)	9,227	(3,059,799)

Transaction with owners, recognized directly in equity
Dividends to equity holders	~~W~~	—	—	(232,580)	—	(232,580)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (Loss) for the year		~~W~~	(3,191,387)	552,173
Adjustments for:
Income tax benefit	24		(223,130)	(158,974)
Depreciation and amortization	9, 10, 19		2,376,274	2,532,888
Gain on foreign currency translation			(636,163)	(43,404)
Loss on foreign currency translation			332,495	157,164
Expenses related to defined benefit plans	13, 21		166,479	142,535
Gain on disposal of property, plant and equipment			(27,361)	(24,647)
Loss on disposal of property, plant and equipment			53,904	49,871
Impairment loss on property, plant and equipment			339,374	10,662
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			193	—
Impairment loss on intangible assets			92,313	29,488
Reversal of impairment loss on intangible assets			(1,975)	(1,152)
Impairment loss on investment property assets			7,736	—
Expense on increase of provisions			207,310	183,193
Finance income			(647,287)	(272,698)
Finance costs			550,634	617,681
Other income			(1,652)	—
Other expenses			—	15,348

			2,589,144	3,237,759
Changes in:
Trade accounts and notes receivable			2,328,752	(1,239,010)
Other accounts receivable			(85,754)	65,970
Inventories			206,403	(712,875)
Other current assets			(12,128)	13,070
Other non-current assets			(10,629)	(61,737)
Trade accounts and notes payable			2,440,822	1,861,287
Other accounts payable			(452,565)	(25,962)
Accrued expenses			(469,540)	524,061
Provisions			(213,868)	(204,126)
Advances received			(1,875)	(284,031)
Other current liabilities			(6,552)	(12,186)
Defined benefit liabilities, net			(379,860)	(206,615)
Other non-current liabilities			166,893	10,860

			3,510,099	(271,294)
Cash generated from operating activities			2,907,856	3,518,638
Income taxes refunded			57,834	5,725
Interests received			11,142	2,495
Interests paid			(277,378)	(229,827)

Net cash provided by operating activities		~~W~~	2,699,454	3,297,031

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	126,553	4,068
Increase in deposits in banks			(42,804)	(76,913)
Proceeds from withdrawal of deposits in banks			76,914	76,852
Acquisition of financial asset at fair value through profit or loss			(150)	—
Acquisition of financial assets at fair value through other comprehensive income			(3,934)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			3,547	24
Acquisition of investments			(33,137)	(154,665)
Proceeds from disposal of investments			132,200	4,363
Acquisition of property, plant and equipment			(3,820,388)	(2,003,923)
Proceeds from disposal of property, plant and equipment			181,610	65,744
Acquisition of intangible assets			(817,802)	(600,355)
Proceeds from disposal of intangible assets			11,392	2,946
Proceeds from settlement of derivatives			49,145	8,344
Increase in short-term loans			(9,643)	—
Proceeds from collection of short-term loans			9,608	14,533
Increase in long-term loans			(54,033)	(26,473)
Increase in deposits			(901)	(825)
Decrease in deposits			4,125	1,687
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(4,186,234)	(2,684,593)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			3,496,467	900,460
Repayments of short-term borrowings			(1,550,937)	(1,256,440)
Proceeds from issuance of bonds			443,230	498,027
Proceeds from long-term borrowings			1,523,669	1,298,346
Repayments of current portion of long-term borrowings and bonds			(2,443,087)	(2,314,432)
Payment guarantee fee received			4,945	5,009
Dividends paid			(232,580)	—
Repayments of lease liabilities			(13,462)	(12,659)

Net cash provided by (used in) financing activities			1,228,245	(881,689)

Net decrease in cash and cash equivalents			(258,535)	(269,251)
Cash and cash equivalents at January 1			950,847	1,220,098

Cash and cash equivalents at December 31		~~W~~	692,312	950,847

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2022, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2022, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2022, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2022, there are 16,674,488 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2023, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2023.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(k), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note3(r), 25)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 14)

•	Inventories (Note 3(d), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(r), 25)

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in these separate financial statements are as follows and they have been consistently applied for all periods presented, except if mentioned otherwise:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applies the policies on accounting for modifications to the additional changes.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2022, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Company is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated Useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(j)	Investment Property. Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s consolidated financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. In the separate financial statements, in general, investment in each subsidiary is considered to be individual CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model ( Identifying the contract Identifying performance obligations Determining transaction price Allocating the transaction price to performance obligations Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted the amended standards in preparing these separate financial statements.

(i)	Classification of current/non-current liabilities(K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments clarify that in order for the borrower to have the right to defer payment of liabilities, it must fulfil the conditions of complying with all contractual compliance at the end of the reporting period. Additionally, the possibility of the borrower exercising the right to defer settlement of liabilities for more than 12 months after the reporting period does not affect the liquidity classification of liabilities. In addition, when the settlement of liabilities includes the transfer of equity instruments, where compound financial instrument has a liability and equity portion separately recognised, it does not affect the classification for liquidity purposes. The IASB has published an amendment that postpones the effective date of amendments to no earlier than January 1, 2024, and the Korean Accounting Standards Board plans to revise the K-IFRS accordingly. The Controlling Company is monitoring the revision process.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(ii)	The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Definition of materiality (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

•	Definition of accounting estimate (K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’.)

•	Deferred taxes on assets and liabilities arising from a single transaction (K-IFRS No. 1012, ‘Income Taxes’.)

•	Disclosure of financial liabilities valuation gains and losses with exercise price adjustment conditions (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Deposits	~~W~~	692,312	950,847
Deposits in banks
Restricted deposits (*)	~~W~~	42,804	76,913
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gyeongsangbuk-do

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Due from third parties	~~W~~	173,644	203,963
Due from related parties		2,302,276	4,847,873

	~~W~~	2,475,920	5,051,836

(b)	Other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	133,991	77,147
Accrued income		1,125	2,792

	~~W~~	135,116	79,939

Non-current assets
Long-term non-trade receivables	~~W~~	13,364	5,122

	~~W~~	148,480	85,061

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Company. Accordingly, compensation receivable in the amount of USD 95 million (~~W~~120,394 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others. The balances of compensation receivable as of December 31, 2022 are USD 25 million (~~W~~31,982 million).

Due from related parties included in other accounts receivable, as of December 31, 2022 and 2021 are ~~W~~51,948 million and ~~W~~24,618 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	11	1,496	27	1,503
(Reversal of) bad debt expense		218	(78)	(16)	(7)

Balance at the end of the year	~~W~~	229	1,418	11	1,496

(d)	Other Current Assets as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Advanced payments	~~W~~	21,658	44,536
Prepaid expenses		51,822	46,720
Value added tax refundable		124,225	81,942
Right to recover returned goods		8,155	7,440

	~~W~~	205,860	180,638

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

6.	Other Financial Assets

Other financial assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,573
Derivatives(*1)		119,417	12,741

	~~W~~	119,417	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Short-term loans	~~W~~	30,062	22,518

	~~W~~	149,479	37,764

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,484	3,096
Convertible securities		1,797	—
Derivatives(*1)		110,663	52,871

	~~W~~	122,944	55,967

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	8,317	11,542
Long-term loans		58,806	19,939

	~~W~~	67,123	31,481

	~~W~~	190,067	87,469

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

7.	Inventories

Inventories as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Finished goods	~~W~~	215,526	450,520
Work-in-process		1,049,489	943,586
Raw materials		578,704	641,047
Supplies		80,875	95,844

	~~W~~	1,924,594	2,130,997

For the years ended December 31, 2022 and 2021, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)
	2022		2021
Inventories recognized as cost of sales	~~W~~	24,870,325	25,346,568
Including: Inventory write-downs		189,197	169,870

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2022 and 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)
			December 31, 2022			December 31, 2021
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		85,266	100%		52,129
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, Korea	Money market trust	—		—	100%		127,400

				~~W~~	4,759,541		~~W~~	4,853,804

(*)

During, 2022, the Company contributed ~~W~~33,137 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2022			December 31, 2021
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	15%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—
Material Science Co., Ltd.(*1)	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,650	10%		3,680
Nanosys Inc.(*2)	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	—		—	4%		10,732

				~~W~~	78,163		~~W~~	88,925

(*1)	During 2022, the Company recognized an impairment loss of ~~W~~30 million as finance cost for the investments in Material Science Co., Ltd.
(*2)

During 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Company losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the years ended December 31, 2022 and 2021 amounted to ~~W~~122,303 million and ~~W~~8,318 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808
Accumulated depreciation as of January 1, 2022		—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)
Accumulated impairment loss as of January 1, 2022		—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)

Book value as of January 1, 2022	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Additions		—	—	—	—	4,463,548	14,183	—	4,477,731
Depreciation		—	(208,409)	(1,397,691)	(43,137)	—	(13,339)	(197,717)	(1,860,293)
Disposals		(3,573)	—	(167,724)	(381)	—	—	(35,591)	(207,269)
Impairment loss(*3)		—	(42,185)	(33,230)	(2,763)	(252,486)	(254)	(8,456)	(339,374)
Others(*4)		45,771	186,310	1,135,474	43,901	(1,703,222)	(420)	255,377	(36,809)

Book value as of December 31, 2022	~~W~~	476,045	1,874,240	2,284,854	103,204	9,064,603	5,460	236,438	14,044,844

Acquisition cost as of December 31, 2022	~~W~~	476,045	5,265,179	36,539,468	554,850	9,393,158	40,702	926,870	53,196,272

Accumulated depreciation as of December 31, 2022	~~W~~	—	(3,210,075)	(33,383,114)	(445,727)	—	(34,895)	(669,004)	(37,742,815)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(180,864)	(871,500)	(5,919)	(328,555)	(347)	(21,428)	(1,408,613)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~333,547 million are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(d).

(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	4,816,013	36,778,107	492,022	5,096,488	27,680	762,013	48,415,145
Accumulated depreciation as of January 1, 2021		—	(2,775,252)	(31,787,378)	(416,215)	—	(22,001)	(515,671)	(35,516,517)
Accumulated impairment loss as of January 1, 2021		—	(66,993)	(990,421)	(5,028)	(76,637)	(247)	(22,629)	(1,161,955)

Book value as of January 1, 2021	~~W~~	442,822	1,973,768	4,000,308	70,779	5,019,851	5,432	223,713	11,736,673

Additions		—	—	—	—	2,429,895	12,500	—	2,442,395
Depreciation		—	(215,289)	(1,601,926)	(38,671)	—	(12,642)	(191,069)	(2,059,597)
Disposals		(8,975)	(17,655)	(23,527)	(9)	(6,898)	—	(40,448)	(97,512)
Impairment loss		—	(79)	(4,040)	(3)	620	—	(7,160)	(10,662)
Others(*3)		—	197,779	377,210	73,488	(886,705)	—	237,789	(439)

Book value as of December 31, 2021	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Acquisition cost as of December 31, 2021	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808

Accumulated depreciation as of December 31, 2021	~~W~~	—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Capitalized borrowing costs	~~W~~	142,980	34,318
Capitalization rate		3.12%	2.69%

(d)	The company provides a portion of property, plant and equipment as an operating lease. During 2022, rental income from property, plant and equipment is ~~W~~2,066 million (2021, ~~W~~1,803 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632
Accumulated amortization as of January 1, 2022		(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)
Accumulated impairment loss as of January 1, 2022		(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

Book value as of January 1, 2022	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,087	9,304	6,960	—	86,363	—	—	—	—	289,714
Amortization (*1)		(161,141)	(81,766)	—	(272,102)	—	—	(168)	—	—	(515,177)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(29,553)	(6,051)	(42)	(54,649)	—	—	(43)	—	—	(90,338)
Transfer from construction-in-progress		—	76,503	—	—	(76,503)	—	—	—	—	—

Book value as of December 31, 2022	~~W~~	829,917	171,056	24,918	565,219	28,169	—	1,309	14,593	—	1,635,181

Acquisition cost as of December 31, 2022	~~W~~	1,757,282	1,160,702	26,619	2,016,477	28,169	59,176	12,763	72,588	13,080	5,146,856

Accumulated amortization as of December 31, 2022	~~W~~	(878,767)	(975,411)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,080)	(3,274,606)

Accumulated impairment loss as of December 31, 2022	~~W~~	(48,598)	(14,235)	(1,701)	(92,812)	—	(21,685)	(43)	(57,995)	—	(237,069)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~55,713 million are recognized as other non-operating expenses. The impairment amount is allocated to development costs, intellectual property rights and others. Details of the impairment loss is explained in Note 10(d).

(*4)	The Company recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	979,514	1,041,468	38,915	2,865,264	10,117	59,176	11,074	72,588	13,082	5,091,198
Accumulated amortization as of January 1, 2021		(577,290)	(882,407)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(3,874,024)
Accumulated impairment loss as of January 1, 2021		(21,573)	(8,408)	(9,451)	(210,631)	—	(21,685)	—	(57,995)	—	(329,743)

Book value as of January 1, 2021	~~W~~	380,651	150,653	29,464	301,953	10,117	—	—	14,593	—	887,431
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		613,963	17,380	742	—	95,435	—	1,689	—	—	729,209
Amortization (*1)		(161,000)	(81,231)	—	(230,891)	—	—	(169)	—	—	(473,291)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	87,243	—	(15,348)	(87,243)	—	—	—	—	(15,348)

Book value as of December 31, 2021	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812

Acquisition cost as of December 31, 2021	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632

Accumulated amortization as of December 31, 2021	~~W~~	(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)

Accumulated impairment loss as of December 31, 2021	~~W~~	(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(c)	Development costs and Intellectual property rights as of December 31, 2022 and 2021 are as follows:

Development costs

(i)	As of December 31, 2022

(In millions of won)

Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552

		~~W~~	279,423

Development in process	TV	~~W~~	60,376
	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796

		~~W~~	565,219

(ii)	As of December 31, 2021

(In millions of won)

Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

Intellectual property rights

(i)	As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	196,701	7.2
	Licenses agreement(*2)		631,301	6.4

		~~W~~	828,002

Other			1,915	3.6

		~~W~~	829,917

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

(ii)	As of December 31, 2021

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	119,647	5.3
	Licenses agreement(*2)		713,015	6.6

		~~W~~	832,662

Other			862	3.5

		~~W~~	833,524

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(d)	Impairment assessment on CGU

(i)	Changes in Cash Generating Unit (“CGU”)

During 2022, the Company distinguished Display (Large OLED) CGU as a separate CGU from the existing Display CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses. As of December 31, 2022, the Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. For investment in subsidiaries, investment as a whole including the goodwill was assessed for indication of impairment and no impairment loss was recognized.

The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Display CGU	~~W~~	14,593	14,593

(ii)	Impairment assessment on CGU

As of December 31, 2022, the Company performed impairment tests for Display CGU and Display (Large OLED) CGU. No impairment test was performed for Display (AD PO) CGU, impairment loss for which was initially recognized in 2019, as there was no indicator of impairment or reversal identified during 2022.

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU and Display (Large OLED) CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

2022	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%

2021
Display CGU	10.5%	8.4%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company. The Group calculates the value in use of each CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(d)	Impairment assessment on CGU, Continued

As a result of impairment assessment on Display CGU, the Company concluded that there was no impairment to Display CGU. As a result of impairment test due to unfavorable changes in the business environment in Display (Large OLED) CGU, the carrying amount of the Company’s assets for the Display (Large OLED) CGU exceeds the recoverable amount and an impairment loss of ~~W~~389,260 million was recognized as other non-operating expense for the year ended December 31, 2022. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2022 are as follows:

(In millions of won)	2022
Book value as of January 1, 2022	~~W~~	—
Transfer from property, plant and equipment		36,809
Depreciation		(804)
Impairment loss		(7,736)

Book value as of December 31, 2022	~~W~~	28,269

(b)	During 2022, rental income from investment property is ~~W~~358 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,952,289	—
Current portion of long-term borrowings and bonds		2,038,338	2,529,388
Current portion of payment guarantee liabilities		5,877	3,462
Derivatives(*1)		14,443	8,594
Cash flow hedging derivatives(*2)		—	13,400
Lease liabilities		3,099	2,852

	~~W~~	4,014,046	2,557,696

Non-current
Won denominated borrowings	~~W~~	1,644,602	2,173,500
Foreign currency denominated borrowings		2,293,813	1,861,235
Bonds		1,132,098	995,976
Payment guarantee liabilities		13,364	2,746
Derivatives(*1)		32,965	2,331
Lease liabilities		2,853	2,367

	~~W~~	5,119,695	5,038,155

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2022 and 2021 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
The Export-Import bank of Korea and others	2.13~6.01	~~W~~	1,952,289	—
Foreign currency equivalent		USD	901	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2022 and 2021 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Korea Development Bank and others	1.90~5.30		2,986,102	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,644,602	2,173,500

(d)	Foreign currency denominated long-term borrowings as of December 31, 2022 and 2021 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
KEB Hana Bank and others	1.82~6.86	~~W~~	2,674,003	2,163,538

Foreign currency equivalent			USD 2,110	USD 1,825
Less current portion of long-term borrowings			(380,190)	(302,303)

		~~W~~	2,293,813	1,861,235

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2022 and 2021 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2023~ February 2027	2.29~3.66	~~W~~	1,215,000	1,320,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000	160,000
Less discount on bonds				(2,927)	(2,534)
Less current portion				(189,975)	(599,825)

			~~W~~	1,132,098	877,641

Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2023	5.88	~~W~~	126,730	118,550
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(57)	(215)
Less current portion				(126,673)	—

			~~W~~	—	118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds(*3)	August 2024	1.50	~~W~~	—	1,015,760
Foreign currency equivalent				—	USD 857
Less current portion				—	(1,015,760)

			~~W~~	—	—

			~~W~~	1,132,098	995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)

USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance(USD 21 million) was fully redeemed upon the Company’s exercise of it early redemption right.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued in 2019 and early redeemed during the year ended December 31, 2022 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity:

     Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

     The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,595,629	1,678,148
Fair value of plan assets		(2,043,150)	(1,746,424)

	~~W~~	(447,521)	(68,276)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Defined benefit obligations at January 1	~~W~~	1,678,148	1,392,293
Current service cost		171,753	148,430
Interest cost		59,104	35,902
Remeasurements (before tax)		(195,908)	205,318
Benefit payments		(116,105)	(100,997)
Net transfers from (to) related parties		(1,363)	(2,798)

Defined benefit obligations at December 31	~~W~~	1,595,629	1,678,148

Weighted average remaining maturity of defined benefit obligations as of December 31, 2022 and 2021 are 12.95 years and 15.63 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Fair value of plan assets at January 1	~~W~~	1,746,424	1,617,290
Expected return on plan assets		64,378	41,797
Remeasurements (before tax)		(30,044)	(15,483)
Contributions by employer directly to plan assets		370,000	200,000
Benefit payments		(107,608)	(97,180)

Fair value of plan assets at December 31	~~W~~	2,043,150	1,746,424

The estimated contributions payable in the following financial year is ~~W~~204,867 million.

(d)	Plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	2,043,150	1,746,424

As of December 31, 2022, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	171,753	148,430
Net interest cost		(5,274)	(5,895)

	~~W~~	166,479	142,535

Expenses are recognized in the separate statements of comprehensive income (loss) as follows:

(In millions of won)
	2022		2021
Cost of sales	~~W~~	128,706	110,750
Selling expenses		7,585	6,250
Administrative expenses		17,431	15,171
Research and development expenses		12,757	10,364

	~~W~~	166,479	142,535

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	(125,167)	38,196
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(83,376)	(124,974)
Demographic assumptions		(8,020)	(7,206)
Financial assumptions		287,304	(73,138)
Return on plan assets		(30,044)	(15,483)

	~~W~~	165,864	(220,801)

Income tax	~~W~~	(43,503)	57,438

Balance at December 31	~~W~~	(2,806)	(125,167)

(g)	Principal actuarial assumptions as of December 31, 2022 and 2021 (expressed as weighted averages) are as follows:

	December 31, 2022	December 31, 2021
Expected rate of salary increase	4.7%	3.7%
Discount rate for defined benefit obligations	5.4%	3.1%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2022	December 31, 2021
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2022:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(178,526)	211,370
Expected rate of salary increase		220,949	(188,732)

14.	Provisions

Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,680	205,630	(815)	206,495
Usage		—	(213,053)	—	(213,053)

Balance at December 31, 2022	~~W~~	1,680	248,137	8,432	258,249

Current	~~W~~	1,680	161,980	8,432	172,092
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2022, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,203,935 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2022, the short-term borrowings that are outstanding but past due in connection with these agreements is ~~W~~380,877 million. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of USD 315 million (~~W~~399,200 million) in connection with its domestic and export sales transactions and, as of December 31, 2022, ~~W~~57,843 million accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2022, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	190,095
Sumitomo Mitsui Banking Corporation	USD 100		126,730
Industrial Bank of Korea	USD 200		253,460
Industrial and Commercial Bank of China	USD 150		190,095
Shinhan Bank	USD 270		342,171
KB Kookmin Bank	USD 100		126,730
MUFG Bank	USD 150		190,095
The Export–Import Bank of Korea	USD 100		126,730
Citibank Korea	USD 100		126,730

	USD 1,320	~~W~~	1,672,836

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,407 million (~~W~~1,782,669 million).

License agreements

As of December 31 2022, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31 2022.

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2022 are ~~W~~530,717 million.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2022 and December 31, 2021 the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to December 31, 2022

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to December 31, 2022

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

17.	Retained earnings and Reserves

(a)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Legal reserve	~~W~~	235,416	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(2,806)	(125,167)
Unappropriated retained earnings		3,009,386	6,456,611

	~~W~~	3,310,247	6,611,853

(b)	For the years ended December 31, 2022 and 2021, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2022		2021
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	6,200,773	5,904,438
Profit(Loss) for the year		(3,191,387)	552,173

		3,009,386	6,456,611
Appropriation of retained earnings (*)
Earned surplus reserve		—	23,258
Cash dividend (Dividend per share (Dividend ratio) 2021: ~~W~~650 (13% of par value))		—	232,580

		—	255,838
Unappropriated retained earnings carried forward to the following year	~~W~~	3,009,386	6,200,773

(*)	Expected date of appropriation for the year ended December 31, 2022 is March 21, 2023 and the date of appropriation for the year ended December 31, 2021 is March 23, 2022.

(c)	Reserves

Reserves as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Gain or loss on valuation of derivatives(*)	~~W~~	—	(9,227)

(*)	Gain or loss on valuation of derivatives is the effective portion of the gain or losses from derivatives to which cash flow hedging accounting has been applied.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Revenue

Details of revenue for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	24,312,253	28,307,144
Royalties		9,600	29,706
Others		22,275	28,064
Hedging loss		(212,956)	—

	~~W~~	24,131,172	28,364,914

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	206,403	(712,875)
Purchases of raw materials, merchandise and others		8,281,617	9,262,023
Depreciation and amortization		2,376,274	2,532,888
Outsourcing		10,480,070	10,712,848
Labor		2,566,328	2,826,561
Supplies and others		857,748	843,200
Utility		806,753	717,347
Fees and commissions		491,394	445,531
Shipping		55,892	78,566
Advertising		107,934	125,992
Warranty		205,630	183,193
Travel		59,774	54,754
Taxes and dues		71,901	63,502
Impairment loss on property, plant and equipment		339,374	10,662
Impairment loss on intangible assets		92,313	29,488
Others		856,669	563,131

	~~W~~	27,856,074	27,736,811

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	234,224	265,397
Expenses related to defined benefit plans		25,146	21,530
Other employee benefits		54,896	53,857
Shipping		27,221	53,955
Fees and commissions		197,198	167,244
Depreciation		122,480	137,906
Taxes and dues		3,981	3,351
Advertising		107,934	125,992
Warranty		205,630	183,193
Insurance		8,863	8,755
Travel		13,873	4,681
Training		11,670	12,261
Others		86,998	55,116

	~~W~~	1,100,114	1,093,238

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	2,187,407	2,423,319
Other employee benefits		340,295	337,808
Contributions to National Pension plan		76,378	68,177
Expenses related to defined benefit plans and defined contribution plans		167,638	143,382

	~~W~~	2,771,718	2,972,686

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	2,185,566	852,692
Gain on disposal of property, plant and equipment		27,361	24,647
Gain on disposal of intangible assets		—	196
Reversal of impairment loss on intangible assets		1,975	1,152
Rental income		2,066	1,803
Others		49,852	8,923

	~~W~~	2,266,820	889,413

(b)	Details of other non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	2,075,449	786,766
Loss on disposal of property, plant and equipment		53,904	49,871
Impairment loss on property, plant and equipment		339,374	10,662
Loss on disposal of intangible assets		193	—
Impairment loss on intangible assets		92,313	29,488
Impairment loss on investments		7,736	—
Donations		1,507	422
Others		28,412	3,385

	~~W~~	2,598,888	880,594

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance income
Interest income	~~W~~	11,825	2,511
Dividend income		122,303	8,318
Foreign currency gain		87,321	23,684
Reversal of impairment loss on investments		—	5,956
Gain on transaction of derivatives		49,503	9,393
Gain on valuation of derivatives		193,571	234,742
Gain on valuation of financial assets at fair value through profit or loss		1,284	2,193
Gain on valuation of financial liabilities at fair value through profit or loss		220,240	—
Others	~~W~~	5,454	4,868

		691,501	291,665

Finance costs
Interest expense	~~W~~	188,755	224,537
Foreign currency loss		309,142	309,940
Loss on repayment of borrowings		2,672	250
Loss on disposal of investments		112	—
Impairment loss on investments		29	2,720
Loss on sale of trade accounts and notes receivable		645	128
Loss on valuation of financial assets at fair value through profit or loss		4,442	195
Loss on valuation of financial liabilities at fair value through profit or loss		—	68,421
Loss on transaction of derivatives		359	1,049
Loss on valuation of derivatives		65,585	21,795
Others		746	181

	~~W~~	572,487	629,216

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense (benefit)
Current year	~~W~~	8,416	4,089
Adjustment for prior years		(9,622)	42,854

	~~W~~	(1,206)	46,943
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(679,687)	(167,864)
Change in unrecognized deferred tax assets(*)		457,763	(38,053)

	~~W~~	(221,924)	(205,917)

Income tax benefit	~~W~~	(223,130)	(158,974)

(*)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022				2021
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	165,864	(43,503)	122,361	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227	(12,495)	3,268	(9,227)

	~~W~~	178,359	(46,771)	131,588	(233,296)	60,706	(172,590)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)
	2022			2021
Profit(loss) for the year	~~W~~		(3,191,387)		552,173
Income tax benefit			(223,130)		(158,974)

Profit(loss) before income tax			(3,414,517)		393,199

Income tax expense(benefit) using the Company’s statutory tax rate		23.03%	(786,363)	26.16%	102,861
Non-deductible expenses		(0.07%)	2,548	0.18%	691
Tax credits		3.83%	(130,811)	(14.35%)	(56,439)
Change in unrecognized deferred tax assets(*1)		(13.41%)	457,763	(9.68%)	(38,053)
Adjustment for prior years(*2)		(1.40%)	47,790	(32.84%)	(129,112)
Effect on change in tax rate		(5.69%)	194,375	(9.83%)	(38,666)
Others		0.25%	(8,432)	(0.07%)	(256)

Income tax benefit	~~W~~		(223,130)		(158,974)

Effective tax rate			(*3)		(*3)

(*1)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards

(*2)	Adjustment for prior years in 2022 and 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate are not calculated due to income tax benefit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2022, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~308,402 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2022, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032
Tax credit carryforwards	~~W~~	660,670	7,302	18,511	143,815	88,847	106,762	61,506	77,721	156,206

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,009)	(16)	(2,009)	(16)
Inventories, net		35,562	34,248	—	—	35,562	34,248
Defined benefit liabilities		—	—	(95,850)	(26,642)	(95,850)	(26,642)
Accrued expenses		106,398	241,238	—	—	106,398	241,238
Property, plant and equipment		420,455	462,577	—	—	420,455	462,577
Intangible assets		22,093	15,886	—	—	22,093	15,886
Provisions		57,210	68,893	—	—	57,210	68,893
Other temporary differences		23,881	68,349	(26,008)	(2,095)	(2,127)	66,254
Tax loss carryforwards		1,700,860	886,467	—	—	1,700,860	886,467
Tax credit carryforwards		170,971	489,505	—	—	170,971	489,505

Deferred tax assets (liabilities)	~~W~~	2,537,430	2,267,163	(123,867)	(28,753)	2,413,563	2,238,410

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Company’s assumptions in revenue and operating expenditures.

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2021		Profit or loss	Other comprehensive income	December 31, 2021	Profit or loss	Other comprehensive loss	December 31, 2022
Other accounts receivable, net	~~W~~	(13)	(3)	—	(16)	(1,993)	—	(2,009)
Inventories, net		38,700	(4,452)	—	34,248	1,314	—	35,562
Defined benefit liabilities, net		(35,617)	(48,463)	57,438	(26,642)	(25,705)	(43,503)	(95,850)
Accrued expenses		115,762	125,476	—	241,238	(134,840)	—	106,398
Property, plant and equipment		476,162	(13,585)	—	462,577	(42,122)	—	420,455
Intangible assets		16,226	(340)	—	15,886	6,207	—	22,093
Provisions		70,125	(1,232)	—	68,893	(11,683)	—	57,210
Other temporary differences		79,540	(16,554)	3,268	66,254	(65,113)	(3,268)	(2,127)
Tax loss carryforwards		819,133	67,334	—	886,467	814,393	—	1,700,860
Tax credit carryforwards		391,769	97,736	—	489,505	(318,534)	—	170,971

Deferred tax assets (liabilities)	~~W~~	1,971,787	205,917	60,706	2,238,410	221,924	(46,771)	2,413,563

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

26.	Profit(Loss) per Share

(a)	Basic earnings(loss) per share for the years ended December 31, 2022 and 2021 are as follows:

(In won and No. of shares)
	2022		2021
Profit(loss) for the year	~~W~~	(3,191,386,595,440)	552,173,088,265
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings(loss) per share	~~W~~	(8,919)	1,543

For the years ended December 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings(loss) per share.

(b)	Diluted loss per share for the year ended December 31, 2022

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2022. As of December 31, 2022, the convertible bonds have been redeemed in full.

Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit for the year	~~W~~	552,173,088,265
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit for the year		614,077,277,590
Weighted-average number of common stocks outstanding after adjustment		398,804,698

Diluted earnings per share	~~W~~	1,540

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
2021
Weighted-average number of common stocks outstanding	357,815,700
Adjustment : Number of common stocks to be issued from conversion	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	398,804,698

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2022 and 2021 is as follows:

(In millions)	December 31, 2022
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds

(In millions)	December 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Other accounts receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2022 and 2021 and the exchange rates at December 31, 2022 and December 31, 2021 are as follows:

(In won)	Average rate			Reporting date spot rate
	2022		2021	December 31, 2022		December 31, 2021
USD	~~W~~	1,291.15	1,144.10	~~W~~	1,267.30	1,185.50
JPY		9.85	10.42		9.53	10.30
CNY		191.60	177.36		181.44	186.26
PLN		289.78	296.51		288.70	292.11
EUR		1,357.29	1,353.25		1,351.20	1,342.34

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2022 and 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(207,623)	(207,623)	~~W~~	(60,445)	(60,445)
JPY (5 percent weakening)		(8,189)	(8,189)		(3,027)	(3,027)
CNY (5 percent weakening)		(7)	(7)		179	179
PLN (5 percent weakening)		11	11		11	11
EUR (5 percent weakening)		(156)	(156)		(149)	(149)

A stronger won against the above currencies as of December 31, 2022 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company used derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. There is no derivative with cash flow hedging accounting as December 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the year ended December 31, 2022 is ~~W~~212,956 million as a result of realization of forecast export transactions.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,730 million (~~W~~2,192,429 million) and interest rate swap contracts amounting to ~~W~~470,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	735,116	1,027,808
Financial liabilities		(5,843,924)	(5,145,326)

	~~W~~	(5,108,808)	(4,117,518)

Variable rate instruments
Financial liabilities	~~W~~	(3,217,216)	(2,414,773)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2022 and 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2022
Variable rate instruments(*)	~~W~~	(4,270)	4,270	(4,270)	4,270
December 31, 2021
Variable rate instruments(*)	~~W~~	(3,928)	3,928	(3,928)	3,928

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of December 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of unreformed contracts(*)
Non-derivative financial liabilities
Borrowings	~~W~~	1,685,509
Derivative assets
Cross currency interest rate swap contracts	~~W~~	168,730

(*)	The company completed the insertion of a fallback clause for all unreformed contracts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	692,312	950,847
Deposits in banks		42,815	76,924
Trade accounts and notes receivable, net		2,475,920	5,051,836
Non-trade receivables		133,991	77,147
Accrued income		1,125	2,792
Deposits		8,317	11,542
Short-term loans		30,062	22,518
Long-term loans		58,806	19,939
Long-term non-trade receivables		13,364	5,122

	~~W~~	3,456,712	6,218,667

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,573
Derivatives		230,080	65,612

	~~W~~	231,877	67,185

Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	3,688,589	6,286,805

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2022, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,407 million (~~W~~1,782,669million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,612,394	8,114,753	3,237,943	693,026	2,073,216	2,110,568	—
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		8,391,251	8,391,251	7,852,665	538,586	—	—	—
Other accounts payable		1,877,611	1,880,067	1,826,813	53,254	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		408,019	479,091	—	—	106,479	212,932	159,680
Payment guarantee(*2)		19,241	2,044,747	305,339	204,869	320,811	862,085	351,643
Security deposits received		146,773	191,720	—	2,260	8,450	181,010	—
Lease liabilities		5,952	6,320	1,807	1,488	1,899	704	422

Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	20,893,134	23,643,736	14,497,484	1,521,180	2,914,643	4,112,341	598,088

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	21,908,600	18,835,304
Total equity		7,350,439	10,642,818
Cash and deposits in banks (*1)		735,116	1,027,760
Borrowings (including bonds)		9,061,140	7,560,099
Total liabilities to equity ratio		298%	177%
Net borrowings to equity ratio (*2)		113%	61%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	692,312	(*)	950,847	(*)
Deposits in banks		42,815	(*)	76,924	(*)
Trade accounts and notes receivable		2,475,920	(*)	5,051,836	(*)
Non-trade receivables		133,991	(*)	77,147	(*)
Accrued income		1,125	(*)	2,792	(*)
Deposits		8,317	(*)	11,542	(*)
Short-term loans		30,062	(*)	22,518	(*)
Long-term loans		58,806	(*)	19,939	(*)
Long-term non-trade receivables		13,364	(*)	5,122	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,484	10,484	3,096	3,096
Convertible securities		1,797	1,797	1,573	1,573
Derivatives		230,080	230,080	65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—	905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—	48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	47,408	47,408	10,925	10,925
Convertible bonds		—	—	1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	—	13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	7,612,394	7,561,919	4,948,538	4,960,360
Bonds		1,448,746	1,377,696	1,595,801	1,596,044
Trade accounts and notes payable		8,391,251	(*)	6,528,451	(*)
Other accounts payable		2,813,350	(*)	2,800,823	(*)
Long-term other accounts payable		408,019	(*)	460,995	(*)
Payment guarantee liabilities		19,241	(*)	6,208	(*)
Security deposits received		146,773	(*)	11,180	(*)
Lease liabilities		5,952	(*)	5,219	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	10,484
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible securities		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing Model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,573	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	65,612	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Borrowings, bonds and others	5.11~6.68%	2.21~4.38%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2022 is as follows:

(In millions of won) Classification	January 1, 2022		Acquisition	Replacement	Valuation	December 31, 2022
Equity instruments	~~W~~	3,096	150	10,620	(3,382)	10,484
Convertible securities		1,573	—	—	224	1,797

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	11,825	—	—	—	—	11,825
Interest expense		—	(177,649)	—	(11,106)	—	(188,755)
Foreign currency differences		505,729	(512,232)	—	(105,492)	—	(111,995)
(Reversal of) Bad debt expense		(146)	—	—	—	—	(146)
Gain or loss on disposal		(645)	—	—	(2,672)	—	(3,317)
Gain or loss on valuation		—	—	(3,158)	220,240	—	217,082
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	516,763	(689,881)	(3,158)	100,927	177,130	101,781

(*)	Other financial instruments exclude cash flow hedging derivatives.

(In millions of won)
	2021
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	2,511	—	—	—	—	2,511
Interest expense		—	(209,122)	—	(15,415)	—	(224,537)
Foreign currency differences		693,997	(843,786)	—	(70,249)	—	(220,038)
(Reversal of) Bad debt expense		23	—	—	—	—	23
Gain or loss on disposal		(128)	—	—	—	—	(128)
Gain or loss on valuation		—	(250)	1,999	(68,421)	—	(66,672)
Gain or loss on derivative		—	—	—	—	221,292	221,292
Others		—	—	—	(14)	—	(14)

	~~W~~	696,403	(1,053,158)	1,999	(154,099)	221,292	(287,563)

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(a)	Leases as lessee

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2022 and 2021(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	32	36	983	4,198	41	5,290
Additions		9,177	460	173	4,277	96	14,183
Depreciation		(8,942)	(40)	(788)	(3,528)	(41)	(13,339)
Impairment		(78)	(13)	(3)	(160)	—	(254)
Others		—	(420)	—	—	—	(420)

Balance at December 31	~~W~~	189	23	365	4,787	96	5,460

(In millions of won)
	2021
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	682	36	1,213	3,501	—	5,432
Additions		7,759	40	867	3,785	49	12,500
Depreciation		(8,409)	(40)	(1,097)	(3,088)	(8)	(12,642)

Balance at December 31	~~W~~	32	36	983	4,198	41	5,290

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest on lease liabilities	~~W~~	(330)	(298)
Income from sub-leasing right-of-use assets		8	—
Expenses relating to short-term leases		(73)	(330)
Expenses relating to leases of low-value assets		(555)	(554)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases, Continued

(iii)	Changes in lease liabilities for the years ended December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	5,219	5,380
Additions		13,865	12,200
Interest expense		330	298
Repayment of liabilities		(13,462)	(12,659)

Balance at December 31	~~W~~	5,952	5,219

(b)	Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2022 are as follows:

(In millions of won)
	January 1, 2022		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2021
Short-term borrowings	~~W~~	—	1,945,530	—	6,759	—	—	1,952,289
Current portion of long-term borrowings and bonds(*)		2,529,388	(2,443,087)	2,005,352	152,703	11,550	(217,568)	2,038,338
Payment guarantee liabilities		6,208	4,945	—	—	—	8,088	19,241
Long-term borrowings		4,034,735	1,523,669	(1,697,150)	84,559	—	(7,398)	3,938,415
Bonds		995,976	443,230	(308,202)	—	1,094	—	1,132,098
Lease liabilities		5,219	(13,462)	—	13	—	14,182	5,952
Dividend payable		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	1,228,245	—	244,034	12,644	29,884	9,086,333

(*)	Others include ~~W~~ 220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~ 2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2022 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,001,049	—	—	—	—	35
LG Display Japan Co., Ltd.		1,728,731	—	—	—	—	1
LG Display Germany GmbH		1,702,896	—	—	—	—	68,197
LG Display Taiwan Co., Ltd.		2,031,209	—	—	—	—	1,374
LG Display Nanjing Co., Ltd.		67,085	—	4,127	—	1,804,509	23,162
LG Display Shanghai Co., Ltd.		398,982	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		14,286	—	60,547	—	2,052,874	21,585
LG Display Shenzhen Co., Ltd.		843,327	—	—	—	—	—
LG Display Yantai Co., Ltd.		253	—	21,090	—	464,499	2,888
LG Display (China) Co., Ltd.		1,140	115,842	1,702,216	—	—	1,977
LG Display Singapore Pte. Ltd.		1,837,597	—	—	—	—	446
L&T Display Technology (Fujian) Limited		225,062	—	—	—	—	427
Nanumnuri Co., Ltd.		226	2,000	—	—	—	24,898
LG Display Guangzhou Trading Co., Ltd.		567,376	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		16,078	—	47,696	—	2,592,953	38,647
Suzhou Lehui Display Co., Ltd.		274,509	—	66,463	—	416	26
LG Display High-Tech (China) Co., Ltd.		2,241	—	6,262	—	2,747,323	3,457

	~~W~~	22,712,047	117,842	1,908,401	—	9,662,574	187,123

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	661	—	—	2
AVATEC Co., Ltd.		—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
YAS Co., Ltd.		—	100	14,291	22,440	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	260,989	22,440	64,492	14,599

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	229,270	—	12,179	289,262	—	126,127

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Reynosa S.A. DE C.V.		38,435	—	—	—	—	958
LG Electronics U.S.A., Inc.		—	—	—	—		2,315
LG Electronics RUS, LLC		—	—	—	—	—	273
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	212
LG Innotek Co., Ltd.		27,255	—	49	—	—	79,515
P.T. LG Electronics Indonesia		42,128	—	—	—	—	1,415
Others		37,785	—	58	—	—	19,857

	~~W~~	756,552	—	107	—	—	105,946

	~~W~~	23,697,869	122,303	2,181,676	311,702	9,727,066	433,795

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,652,084	—	—	—	—	43
LG Display Japan Co., Ltd.		2,300,278	—	—	—	—	—
LG Display Germany GmbH		2,208,373	—	—	—	—	24,149
LG Display Taiwan Co., Ltd.		2,164,693	—	—	—	—	1,093
LG Display Nanjing Co., Ltd.		34,394	—	5,459	—	1,747,273	23,103
LG Display Shanghai Co., Ltd.		780,145	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		12,413	—	7,089	—	2,486,141	21,944
LG Display Shenzhen Co., Ltd.		490,993	—	—	—	—	17
LG Display Yantai Co., Ltd.		585	—	18,586	—	603,473	9,206
LG Display (China) Co., Ltd.		2,881	—	1,708,573	3,108	—	2,030
LG Display Singapore Pte. Ltd.		2,041,539	—	—	—	—	395
L&T Display Technology (Fujian) Limited		403,094	4,250	1	—	—	401
Nanumnuri Co., Ltd.		207	—	—	—	—	22,272
LG Display Guangzhou Trading Co., Ltd.		1,522,700	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		23,868	—	46,992	—	2,533,844	15,482
Suzhou Lehui Display Co., Ltd.		348,556	—	50,628	—	—	3
LG Display High-Tech (China) Co., Ltd.		19,951	—	2,321	—	2,729,188	6,077

	~~W~~	26,006,754	4,250	1,839,649	3,108	10,099,919	126,215

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	492	—	—	79
AVATEC Co., Ltd.		—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
YAS Co., Ltd.		—	200	10,337	44,732	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	377,139	44,732	72,156	14,122

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	264,044	—	11,666	195,222	—	119,639

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	—	—	1,445
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,011
LG Electronics Mexicali, S.A.DE C.V.		39,153	—	—	—	—	89
LG Electronics RUS, LLC		—	—	—	—	—	139
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	129
LG Innotek Co., Ltd.		3,333	—	140	451	—	85,471
P.T. LG Electronics Indonesia		272,316	—	—	—	—	574
Others		33,529	—	44	—	—	14,207

	~~W~~	967,081	—	184	451	—	103,483

	~~W~~	27,237,879	8,318	2,228,638	243,513	10,172,075	363,459

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Subsidiaries
LG Display America, Inc.	~~W~~	1,193,850	1,851,411	6	25
LG Display Japan Co., Ltd.		142,262	462,618	—	5
LG Display Germany GmbH		20,386	586,120	26,855	23,593
LG Display Taiwan Co., Ltd.		77,003	445,830	77	151
LG Display Nanjing Co., Ltd.		181	334	1,126,398	613,161
LG Display Shanghai Co., Ltd.		184,266	499,770	—	5
LG Display Guangzhou Co., Ltd.		302	691	1,108,647	774,672
LG Display Guangzhou Trading Co., Ltd.		337,114	418,302	—	—
LG Display Shenzhen Co., Ltd.		108,860	97,129	—	15
LG Display Yantai Co., Ltd.		4	—	252,662	76,722
LG Display (China) Co., Ltd.		2,371	3,805	701,819	215,709
LG Display Singapore Pte. Ltd.		43,891	172,755	3	1
L&T Display Technology (Fujian) Limited		22,452	72,298	114,134	224,941
Nanumnuri Co., Ltd.		—	—	2,121	5,261
LG Display Vietnam Haiphong Co., Ltd.		37,050	9,088	1,198,073	993,392
Suzhou Lehui Display Co., Ltd.		13,208	76,396	7,600	8,863
LG Display High-Tech (China) Co., Ltd.		32,272	4,914	1,106,458	715,930

	~~W~~	2,215,472	4,701,461	5,644,853	3,652,446

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	152	157
AVATEC Co., Ltd.		—	3	3,756	2,748
Paju Electric Glass Co., Ltd.		—	—	30,431	79,302
YAS Co., Ltd.		—	—	5,827	14,773
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	40,166	97,079

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	67,953	66,247	90,225	92,323

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*)	~~W~~	3,646	711	204,067	31,184
LG Electronics Reynosa S.A. DE C.V		1,749	5,625	167	10
LG Electronics India Pvt. Ltd.		5,669	7,319	15	111
LG Electronics Vietnam Haiphong Co., Ltd.		50,173	52,327	53	243
LG Electronics Egypt S.A.E		2,008	19,489	—	—
P.T. LG Electronics Indonesia		4,524	15,555	195	32
Others		3,030	3,754	4,495	3,155

	~~W~~	70,799	104,780	208,992	34,735

	~~W~~	2,355,102	4,873,369	5,984,236	3,876,583

(*)	Including deposits received amount ~~W~~180,000 million from lease agreement

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the year ended December 31, 2022, and details of significant financing transactions with related parties for the year ended December 31, 2021, are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Repulic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2022 and 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	180,596	57,629	—	—
LG Uplus Corp.		—	2,604	—	349
LG Chem Ltd. and its subsidiaries		311	354,435	39	61,125
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		321	727,747	—	195,059
LX Semicon Co., Ltd.(*1)		—	241,683	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,195	—	524
LG CNS Co., Ltd. and its subsidiaries		16	199,278	17	77,533
G2R Inc. and its subsidiaries		—	39,975	—	11,193
Robostar Co., Ltd.		—	1,258	—	133
LG Household & Health Care Ltd. and its subsidiaries		—	28	—	—

	~~W~~	181,244	1,719,424	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	549,184	101,044	27,279	13,892
LG Uplus Corp.		—	2,348	—	163
LG Chem Ltd. and its subsidiaries		150	377,981	2,944	66,535
S&I Corp. and its subsidiaries		313	260,319	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	442,654	117	86,346
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,055	3,480	205
LG CNS Co., Ltd. and its subsidiaries		89	234,822	98	143,367
LG Household & Health Care Ltd. and its subsidiaries		—	71	—	50
G2R Inc. and its subsidiaries		—	23,519	—	11,931
Robostar Co., Ltd.		—	2,189	—	1,675

	~~W~~	552,287	1,534,422	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Short-term benefits	~~W~~	2,305	3,747
Expenses related to the defined benefit plan		417	366

	~~W~~	2,722	4,113

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)
	2022		2021
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	479,486	391,653
Changes in other accounts payable arising from the purchase of intangible assets		(101,392)	459,972
Recognition of right-of-use assets and lease liabilities		14,183	12,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 13, 2023	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division